As filed with the Securities and Exchange Commission on May 3, 1999
                                               Registration Nos. 333-_____
                                                             and 811-09327

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
------------------------------------------------------------------------------

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                       Pre-Effective Amendment No. / /

                      Post -Effective Amendment No. / /
                                       And

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

                              Amendment No. / /

                 Allstate Financial Advisors Separate Account I
                           (Exact Name of Registrant)

                         Allstate Life Insurance Company
                               (Name of Depositor)

                               Michael J. Velotta
                  Vice President, Secretary and General Counsel
                         Allstate Life Insurance Company
                  3100 Sanders Road, Northbrook, Illinois 60062
                                 (847) 402-2400
                     ( Name and Address of Agent of Service)

                                   Copies to:
                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

                  Approximate Date of Proposed Public Offering:
    As soon as practicable after effectiveness of the Registration Statement
------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
------------------------------------------------------------------------------
Title of Securities Being Registered: Units of Interest in the Separate Account under flexible payment deferred variable annuity contracts.

                                Flexible Premium
                 Individual Deferred Variable Annuity Contracts
                                    Issued By
                         Allstate Life Insurance Company
                               In Connection With
                 Allstate Financial Advisors Separate Account I
                Street Address: 3100 Sanders Road, Northbrook, IL
                 Mailing Address: P. O. Box 94057, Palatine, IL
                   Telephone Number: 1-800-366-1411, ext. 7500


This prospectus describes a flexible premium individual deferred variable annuity contract ("Contract") offered by Allstate Life Insurance Company ("we" or "Allstate"). The Contract is a deferred annuity contract designed to aid you in long-term financial planning. You may purchase it on either a tax qualified or non-tax qualified basis.

Because this is a flexible premium annuity contract, you may pay multiple premiums. We allocate your premium to the investment options under the Contract and our fixed account in the proportions that you choose. The Contract currently offers _______investment options, each of which is a subaccount of the Allstate Financial Advisors Separate Account I ("Separate Account").

Each  subaccount  invests   exclusively  in  shares  of  one  of  the  following
portfolios:

[Fund information -- to be provided by subsequent amendment]

We may make available other investment options in the future.

You may not purchase a Contract if either you or the annuitant are 90 years old or older before we receive your application.

Your contract value will vary daily as a function of the investment performance of the subaccounts to which you have allocated purchase payments and any interest credited to the fixed account. We do not guarantee any minimum contract value for amounts allocated to the subaccounts.

In certain states the Contract may be offered as a group contract with individual ownership represented by Certificates. The discussion of Contracts in this prospectus applies equally to Certificates under group contracts, unless the content specifies otherwise.

This prospectus sets forth the information you ought to know about the Contract. You should read it before investing and keep it for future reference.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission ("SEC"). The current SAI is dated ____, 1999. The information in the SAI is incorporated by reference in this prospectus. You can obtain a free copy by writing us or calling us at the telephone number given above. The Table of Contents of the SAI appears on page __ of this prospectus.

At least once each year we will send you an annual statement. The annual statement details values and specific information for your Contract. It does not contain our financial statements. Our financial statements can be found in the SAI. Allstate will file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

The Securities and Exchange Commission has not approved or disapproved these securities nor has it passed on the accuracy or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is ________________ 1999.


This prospectus is valid only if accompanied or preceded by current prospectuses for the portfolios listed above. If any of these prospectuses is missing or outdated, please contact us and we will send you the prospectus you need.

Please read this prospectus carefully and retain it for your future reference.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We do not authorize anyone to provide any information or representations regarding the offering described in this prospectus other than as contained in this prospectus.

                                    Table Of Contents

                                       Definitions

accumulation period - The period, beginning on the issue date, during which contract value builds up under your Contract.

accumulation unit - A unit of measurement which we use to calculate contract value.

annuitant - The natural person on whose life the annuity benefits under a Contract are based.

annuitization - The process to begin annuity payments under the Contract.

annuitized value - The contract value less any applicable taxes.

annuity period - The period during which annuity payments are paid. The annuity period begins on the payout start date.

annuity unit - A unit of measurement which we use to calculate the amount of variable annuity payments.

beneficiary(ies) - The person(s) designated to receive any death benefits under the Contract.

Company ("We," "Us," "Our," "Allstate") - Allstate Life Insurance Company.

contract anniversary - Each anniversary of the issue date.

contract owner ("you") - The person(s) having the privileges of ownership defined in the Contract. If your Contract is issued as part of a retirement plan, your ownership privileges may be modified by the plan.

contract value - The sum of the values of your interests in the subaccounts of the separate account and the fixed account.

contract year - Each twelve-month period beginning on the issue date and each contract anniversary.

contribution year - Each twelve-month period beginning on the date a purchase payment is allocated to a subaccount, or each anniversary of that date.

fixed account - Two options to which you can direct your money under the Contract that provide a guarantee of principal and minimum interest. The fixed account options are the dollar cost averaging fixed account ("DCA Account") and the standard fixed account. Fixed account assets are our general account assets.

fixed annuity - A series of annuity payments that are fixed in amount.

guarantee period - A one year period for which we have guaranteed a specific effective annual interest rate on an amount allocated to the standard fixed account.

issue date - The date when the Contract becomes effective.

latest payout start date - The latest date by which you must begin annuity payments under the Contract.

net investment factor - The factor used to determine the value of an accumulation unit and annuity unit in any valuation period. We determine the net investment factor separately for each subaccount.

non-qualified plan - A retirement plan which does not receive special tax treatment under Sections 408, 408A or 457 of the Tax Code.

payout start date - The date on which annuity payments are scheduled to begin.

portfolio(s) - The underlying mutual funds in which the subaccounts invest. Each portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

purchase payments - Amounts paid to us as premium for the Contract by you or on your behalf.

qualified plan - A retirement plan which receives special tax treatment under Sections 408 or 408A of the Tax Code or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Tax Code.

separate account - The Allstate Financial Advisors Separate Account I is a separate investment account composed of subaccounts that we established to receive and invest purchase payments paid under the Contract.

subaccount - A subdivision of the separate account, which invests exclusively in shares of one of the portfolios.

surrender value - The amount paid upon complete surrender of the Contract, equal to the contract value, less any applicable premium taxes, withdrawal charge, and the contract maintenance charge.

Tax Code - The Internal Revenue Code of 1986, as amended.

Treasury Rate - The U.S. Treasury Note Constant Maturity Yield for the preceding week as reported in Federal Reserve Bulletin Release H.15.

valuation date - Each day the New York Stock Exchange is open for business. Allstate is open for business on each day the NYSE is open.

valuation period - The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the New York Stock Exchange ("NYSE") currently 4:00 p.m. Eastern time on each valuation date and ends at the close of the NYSE on the next valuation date.

variable annuity - A series of annuity payments that vary in amount based on changes in the value of the subaccounts to which you are invested at that time.

withdrawal charge - The contingent deferred sales charge that may be required upon some withdrawals.

                        Questions And Answers About Your Contract

The following are answers to some of the questions you may have about some of the more important features of the Contract. The Contract is more fully described in the rest of the Prospectus. Please read the Prospectus carefully.

1. What Is The Contract?

The Contract is a flexible premium deferred variable annuity contract. It is designed for tax-deferred retirement investing. The Contract is available for non-qualified or qualified retirement plans. The Contract, like all deferred annuity contracts, has two phases: the accumulation period and the annuity period. During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The annuity period begins when you start receiving payments under one of the annuity payment options described in the answer to Question 2. The amount of money accumulated under your Contract during the accumulation period will be used to determine the amount of your annuity payments during the annuity period.

Your premiums are invested in one or more of the subaccounts of the separate account or allocated to the fixed account, as you instruct us. You may allocate your money in the Contract to up to twenty-one options under the Contract, counting each subaccount and the fixed account as one option. We will treat all of your contract value allocated to the fixed account as one option for purposes of this limit, even if you have chosen more than one guarantee period. The value of your Contract will depend on the investment performance of the subaccounts and the amount of interest we credit to the fixed account.

Each subaccount will invest in a single investment portfolio of a mutual fund. The portfolios offer a range of investment objectives, from conservative to aggressive. You bear the entire investment risk on amounts allocated to the subaccounts. The investment policies and risks of each portfolio are described in the accompanying prospectuses for the portfolios.

In some states, you may also allocate all or part of your contract value to the "fixed account", as described in the answer to Question 5.

2. What Annuity Options Does The Contract Offer? (See Annuity Options p. __)

You may receive annuity payments on a fixed or a variable basis or a combination of the two. We offer a variety of annuity options including:

o    a life annuity with payments guaranteed for five to twenty years;

o a joint and full survivorship annuity, with payments guaranteed for five to twenty years; and

o    fixed payments for a specified period of five to thirty years.

Call us to inquire about other options.

You may change your annuity option at any time before annuitization. You may select the date to annuitize the Contract. The date you select, however, may be no later than the later of the tenth contract anniversary or the annuitant's 90th birthday. If your Contract was issued in connection with a qualified plan, different deadlines may apply.

If you select annuity payments on a variable basis, the amount of our payments to you will be affected by the investment performance of the subaccounts you have selected. The fixed portion of your annuity payments, on the other hand, generally will be equal in amount to the initial payment we determine. As explained in more detail below, however, during the annuity period you will have a limited ability to change the relative weighting of the subaccounts on which your variable annuity payments are based or to increase the portion of your annuity payments consisting of fixed annuity payments.

3. How Do I Buy A Contract? (See Purchases and Contract Value p. __)

You can obtain a Contract application from your Allstate agent. Your initial purchase payment must be at least $1,200. We will not issue a Contract to you if either you or the annuitant is age 90 or older before we receive your application.

4. What Are My Investment Choices Under The Contract? (See Separate Account Investments p.__)

You can allocate and reallocate your investment among the subaccounts, each of which in turn invests in a single portfolio. Under the Contract, the separate account currently invests in the following portfolios:

         Fund                                     Portfolio(s)
-----------------------------            -----------------------------

         [To be provided by subsequent amendment.]


----------------------------------------------------------------------------

Each portfolio holds its assets separately from the assets of the other portfolios. Each portfolio has distinct investment objectives and policies which are described in the accompanying prospectuses for the portfolios.

5. What Is The Fixed Account Option? (See The Fixed Account p. __)

We offer two fixed account interest crediting options: the Standard Fixed Account Option and the Dollar Cost Averaging Fixed Account Option.

We credit interest daily to money allocated to the fixed account options at a rate which compounds over one year to the interest rate we guaranteed when the money was allocated. We will credit interest on the initial purchase payment allocated to the fixed account options from the issue date. We will credit interest to subsequent purchase payments allocated to the fixed account options from the date we receive them at a rate declared by us. We will credit interest to transfers from the date the transfer is made.

Standard Fixed Account Option: Money in the Standard Fixed Account Option will earn interest at the current rate in effect at the time of allocation or transfer to the Standard Fixed Account Option. We currently offer a one year guarantee period. Other guarantee periods will be offered at our discretion. Subsequent renewal dates will be on anniversaries of the first renewal date. After the initial guarantee period, a renewal rate will be declared at our discretion. We guarantee that the money you place in the Standard Fixed Account Option will earn interest at an annual rate of at least 3.0%.

Dollar Cost Averaging Fixed Account Option: You may direct all or a portion of your purchase payments to the Dollar Cost Averaging Fixed Account Option ("DCA Account"). The payments, plus interest, will be transferred out of the DCA Account in equal monthly installments and placed in the subaccounts or the Standard Fixed Account Option in the percentages you designate. When you make an allocation to the DCA Account, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen subaccounts or the Standard Fixed Account Option. We will complete the transfers within one year of the allocation. At our discretion we may change the rate that we set for new allocations to the DCA Account. We will never, however, set a rate less than an effective annual rate of 3.0%.

6. What Are My Expenses Under The Contract? (See Contract Charges p. __)

Contract Maintenance Charge
During the accumulation period, each year we subtract an annual contract maintenance charge of $35 from your contract value allocated to the subaccounts. We will waive this charge if you pay $50,000 or more in purchase payments or if you allocate all of your contract value to the fixed account.

During the accumulation period, we will subtract the annual contract maintenance charge from the Money Market subaccount. If the Money Market subaccount has insufficient funds, then we will subtract the contract maintenance charge in equal parts from the other subaccounts in the proportion that your value in each bears to your total value in all subaccounts, excluding the money market subaccount.

After the payout start date, the contract maintenance charge will be deducted in equal parts from each annuity payment. We waive this charge if on the payout start date your contract value is $50,000 or more or if all payments are fixed annuity payments.

Administrative Expense Charge And Mortality And Expense Risk Charge We impose a mortality and expense risk charge at an annual rate of 1.15% of average daily net assets and an administrative expense charge at an annual rate of .10% of average daily net assets. If you select one of our optional enhanced benefit riders, however, we may charge you a higher mortality and expense risk charge. These charges are assessed each day during the accumulation period and will be assessed during the annuity period if you choose variable income payments. We guarantee that we will not raise these charges.

Transfer Fee
Although we currently are not charging a transfer fee, the Contract permits us to charge you up to $10 per transfer for each transfer after the 12th transfer in any contract year.


Withdrawal Charge (Contingent Deferred Sales Charge)
During the accumulation period, you may withdraw all or part of the value of your Contract before your death or, if the Contract is owned by a company or other legal entity, before the annuitant's death. Certain withdrawals may be made without payment of any withdrawal charge, which is a contingent deferred sales charge. Other withdrawals are subject to the withdrawal charge.

In most states, we also may waive the withdrawal charge if you: (1) require long-term medical or custodial care outside the home; (2) become unemployed; or
(3) are diagnosed with a terminal illness. These provisions will apply to the annuitant, if the Contract is owned by a company or other legal entity. Additional restrictions and costs may apply to Contracts issued in connection with qualified plans. In addition, withdrawals may trigger tax liabilities and penalties. You should consult with your tax counselor to determine what effect a withdrawal might have on your tax liability.

Each year, free of withdrawal charge, you may withdraw the Free Withdrawal Amount, which equals the greater of: (1) earnings not previously withdrawn; or
(2) 15% of purchase payments.

Any free withdrawal amount which is not withdrawn during a contract year may not be carried over to increase the free withdrawal amount available in a subsequent year.

The withdrawal charge will vary depending on the year the purchase payment(s) and withdrawals are made.

                    Payment              Applicable
                     Year                 Charge
                  ------------           ----------
                    1-2                     7%
                    3-4                     6%
                     5                      5%
                     6                      4%
                     7                      3%
                     8+                     0%

In determining withdrawal charges, we will treat your purchase payments as being withdrawn on a first-in first-out basis.

Premium Taxes
We will deduct state premium taxes, which currently range from 0% to 3.50%, if you surrender the Contract or partially withdraw its value, or if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.

Other Expenses
In addition to our charges under the Contract, each portfolio deducts fees and charges from its assets to pay its investment advisory fees and other expenses.


7. How Will My Investment In The Contract Be Taxed? (See Tax Matters p. __)

You should consult a qualified tax adviser for personalized answers. Generally, earnings under variable annuities are not taxed until amounts are withdrawn or distributions are made. This deferral of taxes is designed to encourage long-term personal savings and supplemental retirement plans. The taxable portion of a withdrawal or distribution is taxed as ordinary income.

Special rules apply if the Contract is owned by a company or other legal entity. Generally, such an owner must include in income any increase in the excess of the contract value over the "investment in the contract" during the taxable year.

8. Do I Have Access To My Money? (See Withdrawals p. __)

At any time during the accumulation period, we will pay you all or part of the value of your Contract, minus any applicable charge, if you surrender your Contract or request a partial withdrawal. Generally, a partial withdrawal must equal at least $50, and after the withdrawal your remaining contract value must at least equal $500.

Although you have access to your money during the accumulation period, certain charges, such as the contract maintenance charge, the withdrawal charge, and premium tax charges, may be deducted if you surrender or withdraw your contract value. You may also incur Federal income tax liability or tax penalties.

After annuitization, under certain settlement options you may be entitled to withdraw the commuted value of the remaining payments.

9. What Is The Death Benefit? (See Death Benefit p. __)

We will pay a death benefit while the Contract is in force and before the payout start date, if the contract owner dies, or if the annuitant dies and the contract owner is not a natural person. To obtain payment of the death benefit, the beneficiary must submit to us written proof of death as specified in the Contract.

The standard death benefit is the greatest of the following:

(1) your total purchase payments reduced proportionately for any prior partial withdrawals;

(2)  your contract value on the date we determine the death benefit; or

(3) your contract value on each contract anniversary evenly divisible by seven, increased by the total purchase payments since that anniversary and reduced proportionately by any partial withdrawals since that anniversary.

We also offer two optional enhanced death benefit riders, which are described later in this prospectus.

We will determine the value of the death benefit on the day that we receive all of the information that we need to process the claim.

10. What Else Should I Know?

Allocation Of Purchase Payments (See Allocation of Purchase Payments p.__) You allocate your initial purchase payment among the subaccounts and the fixed account in your Contract application. You may make your allocations in specific dollar amounts or percentages, which must be whole numbers that add up to 100%. When you make subsequent purchase payments, you may again specify how you want your payments allocated. If you do not, we will automatically allocate the payment based on your most recent purchase payment. You may not allocate purchase payments to the fixed account if it is not available in your state.

Transfers (See Transfers during the Accumulation Period p. __)
During the accumulation period, you may transfer contract value among the subaccounts and from the subaccounts to the fixed account. The minimum amount that may be transferred is $100. If the total amount remaining in the standard fixed account option or in a subaccount after a transfer would be less than $100, the entire amount must be transferred.

The maximum amount you may transfer from the standard fixed account option during any contract year is the greater of 30% of the standard fixed account balance as of the last contract anniversary or the greatest of any prior transfer from the standard fixed account option. This limit does not apply to dollar cost averaging. You may not make a transfer, however, that would result in your allocating your contract value to more than twenty-one options under the Contract. You may instruct us to transfer contract value by writing or calling us.

You may also use our automatic dollar cost averaging or portfolio rebalancing programs. You may not use both programs at the same time.

         Dollar Cost Averaging (See Automatic Dollar Cost Averaging Program p. __) Under the dollar cost averaging program, amounts are automatically transferred at regular intervals from the fixed account or a subaccount of your choosing to up to eight options, including other subaccounts or the fixed account. Transfers may be made monthly, quarterly, or annually.

         Portfolio Rebalancing (See Portfolio Rebalancing p. __) Under the portfolio rebalancing program, you can maintain the percentage of your contract value allocated to each subaccount at a pre-set level.
         Investment results will shift the balance of your contract value allocations. If you elect rebalancing, we will automatically transfer your contract value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. You may not include the fixed account in a portfolio rebalancing program. You also may not elect rebalancing after annuitization.

         During the Annuity Period
         You may not make any transfers among the variable subaccounts for the first six months after the payout start date. Thereafter, you may make transfers among the subaccounts, but these transfers must be at least 6 months apart. You can make transfers from the subaccount to increase your fixed annuity payments only if you have chosen income plan. 3. You may not, however, convert any portion of your right to receive fixed annuity payments into variable annuity payments.

Return Privilege  (See Return Privilege p. __)
You may cancel the Contract by returning it to us within 20 days after you receive it, or after whatever longer period may be permitted by state law. You may return it by delivering it or mailing it to us. If you return the Contract, the Contract terminates and, in most states, we will pay you an amount equal to the contract value on the date we receive the Contract from you. The contract value may be more or less than your purchase payments. In some states, we are required to send you the amount of your purchase payments. Since state laws differ as to the consequences of returning a Contract, you should refer to your Contract for specific information about your circumstances.

11. Who Can I Contact For More Information?

         You can write to us at:
                  Allstate Life Insurance Company
                  Annuity Services Dept. - Ste. M4A
                  3100 Sanders Road
                  Northbrook, Illinois 60062

                  P.O. Box 94057
                  Palatine, IL  60094-9700

                  Or call us at:
                  1-800-366-1411, Ext. 7500

                                       Fee Tables

Contract Owner Transaction Expenses

Contingent Deferred Sales Charge - Withdrawal Charge
(as a percentage of Purchase Payments)


             Contribution           Applicable
             Year                    Charge
             --------------------- ----------------
             1-2                   7%
             --------------------- ----------------
             3-4                   6%
             --------------------- ----------------
             5                     5%
             --------------------- ----------------
             6                     4%
             --------------------- ----------------
             7                     3%
             --------------------- ----------------
             8+                    0%
             --------------------- ----------------

Transfer  Fee  (Applies  solely  to  transfers  after the 12th  transfer  in any contract year. We are currently waiving the transfer  fee)...........  $10.00

Annual Contract  Maintenance  Charge.................................  $35.00

Separate Account Expenses (as a percentage of average daily net assets in the subaccounts of the separate account)

         With the Enhanced Death Benefit
         Mortality and Expense Risk Charge*........................... 1.35%
         Administrative Expense Charge................................ 0.10%
         Total Separate Account Annual Expenses....................... 1.45%

         Without the Enhanced Death Benefit
         Mortality and Expense Risk Charge*........................... 1.15%
         Administrative Expense Charge................................ 0.10%
         Total Separate Account Annual Expenses....................... 1.25%

* If you select the Enhanced Death and Income Benefit Rider, the Mortality and Expense Risk Charge will be equal to 1.55% of your Contract's average daily net assets in the separate account.


                            Portfolio Company Annual Expenses
                    (As A Percentage Of Portfolio Average Net Assets)
 ----------------------------- ----------------------------- ---------------------------
 Management (after fee          Other (after fee waivers     Total (after fee waivers
 waivers or reductions)            of reductions)                 or reductions)
 ----------------------------- ----------------------------- ---------------------------

 ----------------------------- ----------------------------- ---------------------------

 ----------------------------- ----------------------------- ---------------------------

 ----------------------------- ----------------------------- ---------------------------

 ----------------------------- ----------------------------- ---------------------------


                Footnotes to be provided by subsequent amendment.

Examples

If you surrender your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

With Enhanced Death Benefit

------------------------- --------- ----------
Subaccount                1 Year    3 Years
------------------------- --------- ----------

------------------------- --------- ----------

------------------------- --------- ----------

Without the Enhanced Death Benefit

------------------------- --------- ----------
Subaccount                1Year     3 Years
------------------------- --------- ----------

------------------------- --------- ----------

------------------------- --------- ----------


If you annuitize or if you do not surrender your contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

With the Enhanced Death Benefit

------------------------- --------- ----------
Subaccount                1Year     3 Years
------------------------- --------- ----------

------------------------- --------- ----------

------------------------- --------- ----------


Without the Enhanced Death Benefit

------------------------- --------- ----------
Subaccount                1Year     3 Years
------------------------- --------- ----------

------------------------- --------- ----------

------------------------- --------- ----------

* We will not charge a withdrawal charge on annuitization if you select a payment option that provides payments over at least five years or over the annuitant's lifetime.

                         Explanation Of Fee Tables And Examples

1. We have included the table and examples shown above to assist you in understanding the costs and expenses that you will bear directly or indirectly by investing in the separate account. The table reflects expenses of the separate account as well as the portfolios. For additional information, you should read "Contract Charges," which begins on page __ below; you should also read the sections relating to expenses of the portfolios in their prospectuses. The examples do not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

2. The examples assume that you did not make any transfers. We are currently waiving the transfer fee, but in the future, we may decide to charge $10 for each transfer after the 12th transfer in any contract year. Premium taxes are not reflected. Currently, we deduct premium taxes (which range from 0% to 3.5%) from contract value upon full surrender, death or annuitization.

3. To reflect the contract maintenance charge in the examples, we estimated an equivalent percentage charge, which we calculated by dividing the total amount of contract maintenance charges expected to be collected during a year by the total estimated average net assets of the subaccounts and the fixed account attributable to the Contracts.

4.   The examples reflect any Free Withdrawal Amounts.

Neither the fee tables nor the examples should be considered representations of past or future expenses. Your actual expenses may be greater or less than those shown. Similarly, the annual rate of return of 5% assumed in the example is not an estimate or guarantee of future investment performance.

                             Condensed Financial Information

Because the separate account had not commenced operations as of the date of this prospectus, no condensed financial information is included in this prospectus.

                              Description Of The Contracts

Summary
The Contract is a flexible premium deferred annuity contract designed to aid you in long-term financial planning. You may add to the contract value by making additional purchase payments. In addition, the contract value will change to reflect the performance of the subaccounts to which you allocate your purchase payments and your contract value, as well as to reflect interest credited to amounts allocated to the fixed account. You may withdraw your contract value by making a partial withdrawal or by surrendering your Contract. Upon annuitization, we will pay you benefits under the Contract in the form of an annuity, either for the life of the annuitant or for a fixed number of years. All of these features are described in more detail below.

Contract Owner
As the contract owner, you are the person usually entitled to exercise all rights of ownership under the Contract. You usually are the person entitled to receive benefits under the Contract or to choose someone else to receive benefits. If your Contract was issued under a qualified plan, however, then the plan may limit or modify your rights and privileges under the Contract and may limit your right to choose someone else to receive benefits. We will not issue a Contract to a purchaser who has attained age 90, or where the annuitant has attained age 90.

Annuitant
The annuitant is the living person whose life span is used to determine annuity payments. You initially designate an annuitant in your application. You may change the annuitant at any time before annuity payments begin. If your Contract was issued under a plan qualified under Sections 408 or 408A of the Tax Code, then you must be the annuitant. You may also designate a Joint Annuitant, who is a second person on whose life annuity payments depend. Additional restrictions may apply in the case of qualified plans. If you are not the annuitant and the annuitant dies before annuity payments begin, then either you become the new annuitant or you must name another person as the new annuitant. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be: the youngest owner; otherwise the youngest beneficiary. You must attest that the annuitant is alive in order to annuitize your Contract.

Modification Of The Contract
Only an Allstate officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract.

We are permitted to change the terms of the Contract if it is necessary to comply with changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

Assignment
Before the payout start date, if the annuitant is still alive, you may assign a Contract issued under a non-qualified plan that is not subject to Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"). If a Contract is issued pursuant to a qualified plan or a non-qualified plan that is subject to Title 1 of ERISA, the law prohibits some types of assignments, pledges and transfers and imposes special conditions on others. An assignment may also result in taxes or tax penalties.

We will not be bound by any assignment until we receive written notice of it. Accordingly, until we receive written notice of an assignment, we will continue to act as though the assignment had not occurred. We are not responsible for the validity of any assignment.

Because of the potential tax consequences and ERISA issues arising from an assignment, you should consult with an attorney before trying to assign your contract.

Return Privilege
You may cancel the Contract by returning it to us within 20 days after you receive it, or within whatever longer period may be permitted by state law. You may return it by delivering it to your agent or mailing it to us. If you return the Contract, then the Contract terminates and, in most states, we will pay you an amount equal to the contract value on the date we receive the Contract from you. The contract value at that time may be more or less than your purchase payments.

In some states, if you exercise your "Return Privilege" rights, we are required to return the amount of your purchase payments. Currently, if you live in one of those states, on the issue date we will allocate your purchase payment to the subaccounts and the fixed account options as you specified in your application. However, we reserve the right in the future to delay allocating your purchase payments to the subaccounts you have selected or to the fixed account until 20 days after the issue date or, if your state's Return Privilege period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your purchase payment to the Money Market Subaccount. Your Contract will contain specific information about your Return Privilege rights in your state.

                              Purchases And Contract Value

Purchasing the Contract
You may purchase the Contract with a first purchase payment of $1,200. We will issue the Contract if the annuitant and contract owner are 90 or younger. The first payment is the only payment we require you to make under the Contract. There are no requirements on how much to pay or how many payments to make. You decide the amount of each payment, except that each additional purchase payment must be $100 or more. You may add money to your Contract automatically through the Automatic Payment Plan for as little as $25 per month. We may lower these minimums if we choose. We may limit the dollar amount of purchase payments we will accept in the future. We may refuse any purchase payment at any time.

Automatic Payment Plan
You may make scheduled purchase payments of $25 or more per month by automatic payment through your bank account. Call or write us for an enrollment form.

Allocation Of Purchase Payments
You may allocate your purchase payments to the subaccount(s) and the fixed account in the proportions that you select. You must specify your allocation in your Contract application, either as percentages or specific dollar amounts. If you make your allocation in percentages, the total must equal 100%. We will allocate your subsequent purchase payments in those percentages, until you give us new allocation instructions. You may not allocate purchase payments to the fixed account if it is not available in your state.

You initially may allocate your purchase payments to up to twenty-one options, counting each subaccount and the fixed account as one option. For this purpose, we will treat all of your allocations to the fixed account as one option. You may add or delete subaccounts and/or the fixed account from your allocation instructions, but we will not execute instructions that would cause you to have contract value in more than twenty-one options. In the future, we may waive this limit.

If your application is complete, we will issue your Contract within two business days of its receipt at our P.O. Box shown on the first page of this prospectus. If your application for a Contract is incomplete, we will notify you and seek to complete the application within five business days. For example, if you do not fill in allocation percentages, we will contact you to obtain the missing percentages. If we cannot complete your application within five business days after we receive it, we will return your application and your purchase payment, unless you expressly permit us to take a longer time.

Usually, we will allocate your initial purchase payment to the subaccounts and the fixed account, as you have instructed us, on the issue date. We will allocate your subsequent purchase payments on the date that we receive them at the next computed accumulation unit value.

In some states, if you exercise your "Return Privilege" rights, we are required to return the amount of your purchase payments. Currently, if you live in one of those states, on the issue date we will allocate your purchase payment to the subaccounts and the fixed account options as you specified in your application. However, we reserve the right in the future to delay allocating your purchase payments to the subaccounts you have selected or to the fixed account until 20 days after the issue date or, if your state's Return Privilege period is longer than ten days, for ten days plus the period required by state law. During that time, we will allocate your purchase payment to the Money Market Subaccount. Your Contract will contain specific information about your Return Privilege rights in your state.

We determine the number of accumulation units in each subaccount to allocate to your Contract by dividing that portion of your purchase payment allocated to a subaccount by that subaccount's accumulation unit value on the valuation date when the allocation occurs.

Contract Value
We will establish an account for you and will maintain your account during the accumulation period. The total value of your Contract at any time is equal to the sum of the value of your accumulation units in the subaccounts you have selected, plus the value of your interest in the fixed account.

Separate Account Accumulation Unit Value
As a general matter, the accumulation unit value for each subaccount will rise or fall to reflect changes in the share price of the portfolio in which the subaccount invests. In addition, we subtract from accumulation unit value amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the accumulation unit value. We determine withdrawal charges, transfer fees and contract maintenance charges separately for each Contract. They do not affect accumulation unit value. Instead, we obtain payment of those charges and fees by redeeming accumulation units.

We determine a separate accumulation unit value for each subaccount. We will also determine a separate set of accumulation unit values reflecting the cost of the enhanced benefit riders. If we elect or are required to assess a charge for taxes, we may calculate a separate accumulation unit value for Contracts issued in connection with non-qualified and qualified plans, respectively, within each subaccount. We determine the accumulation unit value for each subaccount Monday through Friday on each day that the New York Stock Exchange is open for business.

You should refer to the portfolios' prospectuses which accompany this prospectus for a description of how the assets of each portfolio are valued, since that determination has a direct bearing on the accumulation unit value of the corresponding subaccount and, therefore, your contract value.

Transfer During Accumulation Period
During the accumulation period, you may transfer contract value among the fixed account and the subaccounts in writing or by telephone/fax. The minimum amount that may be transferred from the standard fixed account option or the subaccounts is $100. If the total amount remaining in the standard fixed account or the subaccounts after a transfer would be less than $100, the entire amount must be transferred. You may not make a transfer that would result in your allocating your contract value to more than twenty-one options under the Contract at one time.

As a general rule, we only accept and process transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will process the transfer that day.

The Contract permits us to defer transfers from the fixed account for up to six months from the date you ask us.

You may not transfer contract value into the Dollar Cost Averaging Fixed Account Option. You may not transfer contract value out of the Dollar Cost Averaging Fixed Account Option except as part of a Dollar Cost Averaging program.

Transfers Authorized By Telephone
You may make transfers by telephone. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's closing price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.

We may charge you the transfer fee described on page ___ below, although we currently are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

Automatic Dollar Cost Averaging Program
Under our Automatic Dollar Cost Averaging program, you may authorize us to transfer a fixed dollar amount at fixed intervals from the Dollar Cost Averaging Fixed Account Option ("DCA Account") or a subaccount of your choosing to up to eight options, including other subaccounts or the Standard Fixed Account Option. The interval between transfers from the Dollar Cost Averaging Fixed Account may be monthly only. The interval between transfers from subaccounts may be monthly, quarterly, or annually, at your option. The transfers will be made at the accumulation unit value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. However, if you wish to Dollar Cost Average to a Standard Fixed Account Option, the minimum amount that must be transferred into any one option is $500. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your issue date. You may not use the Dollar Cost Averaging program to transfer amounts from the Standard Fixed Account Option.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfers under a Dollar Cost Averaging program. We will not charge a transfer fee for Dollar Cost Averaging.

The theory of dollar cost averaging is that you will purchase greater numbers of units when the unit prices are relatively low rather than when the prices are higher. As a result, when purchases are made at fluctuating prices, the average cost per unit is less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.

Portfolio Rebalancing
Portfolio Rebalancing allows you to maintain the percentage of your contract value allocated to each subaccount at a pre-set level. For example, you could specify that 30% of your contract value should be in the XXX Portfolio, 40% in the YYYY Portfolio and 30% in ZZZ Portfolio. Over time, the variations in each subaccount's investment results will shift the balance of your contract value allocations. Under the Portfolio Rebalancing feature, each period, if the allocations change from your desired percentages, we will automatically transfer your contract value, including new purchase payments (unless you specify otherwise), back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your contract value allocated to the better performing segments.

You may choose to have rebalance made monthly, quarterly, semi-annually, or annually until your payout start date. Portfolio Rebalancing is not available after you annuitize. We will not charge a transfer fee for Portfolio Rebalancing. No more than eight subaccounts can be included in a Portfolio Rebalancing program at one time. You may not include the fixed account in a Portfolio Rebalancing program.

You may request Portfolio Rebalancing at any time before your payout start date by submitting a completed written request to us at the P.O. Box given on the first page of this prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. In your request, you may specify a date for your first rebalancing. If you specify a date fewer than 30 days after your issue date, your first rebalance will be delayed one month. If you request Portfolio Rebalancing in your Contract application and do not specify a date for your first rebalancing, your first rebalance will occur one period after the issue date. For example, if you specify quarterly rebalancing, your first rebalance will occur three months after your issue date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your contract anniversary date.

Generally, you may change the allocation percentages, frequency, or choice of subaccounts at any time. If your total contract value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

                        The Investment And Fixed Account Options

Separate Account Investments

The Portfolios
Each of the subaccounts of the separate account invests in the shares of one of the portfolios. Each portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the portfolios below. You should consult the current prospectuses for the portfolios for more detailed and complete information concerning the portfolios. If you do not have a prospectus for a portfolio, contact us and we will send you a copy. Appendix B contains a description of how advertised performance data for the subaccounts are computed.

We do not promise that the portfolios will meet their investment objectives. Amounts you have allocated to subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the portfolios in which those subaccounts invest. You bear the investment risk that those portfolios possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the subaccounts of the separate account.

[Fund information to be provided by subsequent amendment.]

Each portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the portfolio. See the accompanying Prospectuses of the portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the portfolios in shares of the distributing portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each subaccount are separate and are credited to or charged against the particular subaccount without regard to income, gains or losses from any other subaccount or from any other part of our business. We will use the net purchase payments you allocate to a subaccount to purchase shares in the corresponding portfolio and will redeem shares in the portfolios to meet Contract obligations or make adjustments in reserves. The portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Some of the portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially.

Certain of the portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same portfolio. Although neither we nor any of the portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Allstate will bear the attendant expenses.

Voting Rights
As a general matter, you do not have a direct right to vote the shares of the portfolios held by the subaccounts to which you have allocated your contract value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed. We will also provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of shares for which you may give voting instructions as of the record date set by the relevant portfolio for the shareholder meeting at which the vote will occur.

As a general rule, before the payout start date, you are the person entitled to give voting instructions. After the payout start date, the payee is that person. Retirement plans, however, may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other contract owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other contract owners.

We may, when required by state insurance regulatory authorities, disregard contract owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the portfolios or to approve or disapprove an investment advisory contract for one or more of the portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by contract owners in the investment objectives or the investment adviser of the portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the portfolio or would result in the purchase of securities for the portfolio which vary from the general quality and nature of investments and investment techniques utilized by the portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the portfolio shares without obtaining instructions from our contract owners, and we may choose to do so.

Additions, Deletions, And Substitutions Of Securities
If the shares of any of the portfolios are no longer available for investment by the separate account or if, in the judgment of our Board of Directors, further investment in the shares of a portfolio is no longer appropriate in view of the purposes of the Contract, we may add or substitute shares of another portfolio or mutual fund for portfolio shares already purchased or to be purchased in the future by purchase payments under the Contract. Any substitution of securities will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the separate account and the subaccounts:

o    to operate the separate account in any form permitted by law;

o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

o to transfer assets from one subaccount to another, or from any subaccount to our general account;

o    to add, combine, or remove subaccounts in the separate account; and

o to change the way in which we assess charges, as long as the total charges do not exceed the maximum amount that may be charged the separate account and the portfolios in connection with the Contracts.

If we take any of these actions, we will comply with the then applicable legal requirements.

The Fixed Account

General
You may allocate part or all of your purchase payments to the fixed account in states where it is available. Amounts allocated to the fixed account become part of the general assets of Allstate. Allstate invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts. The fixed account may not be available in all states. Please contact us at 1-800-366-1411, Ext. 7500 for current information.


Standard Fixed Account Option

Money in the Standard Fixed Account will earn interest for the length of the guarantee period at the current rate in effect at the time of allocation or transfer to the Standard Fixed Account. We currently offer a one year guarantee period. Other guarantee periods may be offered in the future. Subsequent renewal dates will be on anniversaries of the first renewal date.

We will determine the interest rates to be declared in our sole discretion. We can neither predict nor guarantee what those rates will be in the future.

Dollar Cost Averaging Fixed Account Option

You may also allocate purchase payments to the Dollar Cost Averaging Fixed Account Option. ("DCA Account"). We will credit interest to purchase payments allocated to this option for up to one year at the current rate that we declare when you make the allocation. The effective annual rate will never be less than 3%. You may not transfer funds to this option from the subaccounts or the Standard Fixed Account Option. We will follow your instructions in transferring amounts from the DCA Account to the subaccounts or the Standard Fixed Account Option on a monthly basis only, as described in "Automatic Dollar Cost Averaging Program" on page ___ of this prospectus.

                                    Annuity Benefits

Payout Start Date
You may select the payout start date, which is the date on which annuity payments are to begin, in your application.

The payout start date may be no later than latest payout start date which is the 10th anniversary of the Contract's issue date or the annuitant's 90th birthday, whichever is later. If your Contract was issued pursuant to a qualified plan, however, the Tax Code generally requires you to begin to take at least a minimum distribution by the later of:

o    the year of your separation from service; or

o April 1 of the calendar year following the calendar year in which you attain age 70 1/2.

If your Contract is issued pursuant to Section 408 of the Tax Code  (traditional
IRAs), you must begin taking minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. No minimum distributions are required by the Tax Code for Contracts issued pursuant to
Section 408A (Roth IRAs).

If you are in a qualified plan, we may require you to annuitize by the date required by the Tax Code, unless you show us that you are meeting the minimum distribution requirements in some other way.

If you do not select an payout start date, the latest payout start date will automatically become the payout start date. You may change the payout start date by writing to us at the address given on the first page of the prospectus at least 30 days before the current payout start date.

Annuity Options
You may elect an annuity option at any time before the payout start date. As part of your election, you may choose the length of the applicable guaranteed payment period within the limits available for your chosen Option. If you do not select an Annuity Option, then we will pay monthly annuity payments in accordance with the applicable default option. The default options are:

o Option A with 10 years (120 months) guaranteed, if you have designated only one annuitant; and

o Option B with 10 years (120 months) guaranteed, if you have designated joint annuitants.

You may freely change your choice of annuity option, as long as you request the change at least thirty days before the payout start date.

Three annuity options are generally available under the Contract. Each is available in the form of:

o        a fixed annuity;
o        a variable annuity; or
o        a combination of both fixed and variable annuity.

The three Annuity Options are:

     Option A, Life Annuity With Payments Guaranteed For 5 To 20 Years. We make periodic payments at least as long as the annuitant lives. If the annuitant dies before all of the guaranteed payments have been made, then we will pay the remaining guaranteed payments to the beneficiary.

     Option B, Joint And Survivor Annuity, With Payments Guaranteed For 5 To 20 Years. We make periodic payments at least as long as either the annuitant or the joint annuitant is alive. If both the annuitant and the joint annuitant die before all of the guaranteed payments have been made, then we will pay the remaining guaranteed payments to the beneficiary.

     Option C, Guaranteed Number of Payments. We make payments for a specified number of months. These payments do not depend on the annuitant's life. The number of months guaranteed may be from 60 to 360. Income payments for less than 120 months may be subject to a withdrawal charge.

If you purchased your Contract under a retirement plan, you may have a more limited selection of annuity options to choose from. You should consult your Plan documents to see what is available.

You may not "annuitize" your Contract for a lump sum payment. Instead, before the payout start date you may surrender your Contract for a lump sum. As described in page __ above, however, we will subtract any applicable withdrawal charge.

Other Options
We may have other Annuity Options available. You may obtain information about them by writing or calling us.

If your Contract is issued under Sections 408 or 408A of the Tax Code, we will only make payments to you and/or your spouse.

Annuity Payments: General
On the payout start date, we will apply the annuitized value of your Contract to the annuity option you have chosen. Your annuity payments may consist of variable annuity payments or fixed annuity payments or a combination of the two. We will determine the amount of your annuity payments as described in "Variable Annuity Payments" and "Fixed Annuity Payments" on pages __ below.

You must notify us in writing at least 30 days before the payout start date how you wish to allocate your annuitized value between variable annuity and fixed annuity payments. You must apply at least the contract value in the fixed account on the payout start date to fixed annuity payments. If you wish to apply any portion of your fixed account balance to your variable annuity payments, then you should plan ahead and transfer that amount to the subaccounts prior to the payout start date. If you do not tell us how to allocate your contract value among fixed and variable annuity payments, we will apply your contract value in the separate account to variable annuity payments and your contract value in the fixed account to fixed annuity payments.

Annuity payments begin on the payout start date.

Annuity payments will be made in monthly, quarterly, semi-annual or annual installments as you select. If no purchase payments have been received for two years and the contract value is less than $2,000, or not enough to provide an initial payment of $20, and state law permits, then we may pay you a lump sum instead of the periodic payments you have chosen or reduce the frequency of payments so that the initial payment will be at least $20.

We may defer for up to 15 days the payment of any amount attributable to a purchase payment made by check to allow the check reasonable time to clear.

You may not withdraw contract value during the annuity period, if we are making payments to you under any annuity option involving life contingencies. If you terminate the income payments being made from the variable account under income plan 3, you can withdraw the commuted balance of the remaining variable payments due, subject to withdrawal charges. The commuted balance of the remaining variable payments will be equal to the net present value of the future stream of payments using a discount rate of 3% and the annuity unit value next determined after the receipt of your payment.



Variable Annuity Payments
One basic objective of the Contract is to provide variable annuity payments which will to some degree respond to changes in the economic environment. The amount of your variable annuity payments will depend upon the investment results of the subaccounts you have selected, any premium taxes, the age and sex of the annuitant, and the annuity option chosen. We guarantee that the payments will not be affected by (1) actual mortality experience and (2) the amount of our administration expenses.

We cannot predict the total amount of your variable annuity payments. The variable annuity payments may be more or less than your total purchase payments because (a) variable annuity payments vary with the investment results of the underlying portfolios; and (b) annuitants may die before their actuarial life expectancy is achieved.

The length of any guaranteed payment period under your selected Annuity Option will affect the dollar amounts of each variable annuity payment. As a general rule, longer guarantee periods result in lower periodic payments, all other things being equal. For example, if a life Annuity Option with no minimum guaranteed payment period is chosen, then the variable annuity payments will be greater than variable annuity payments under an Annuity Option for a minimum specified period and guaranteed thereafter for life.

The investment results of the subaccounts to which you have allocated your contract value will also affect the amount of your periodic payment. In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return is less than the assumed investment rate, then the dollar amount of the variable annuity payments will decrease. The dollar amount of the variable annuity payments will stay level if the net investment return equals the assumed investment rate and the dollar amount of the variable annuity payments will increase if the net investment return exceeds the assumed investment rate. You should consult the SAI for more detailed information as to how we determine variable annuity payments.

Fixed Annuity Payments
You may choose to apply a portion of your annuitized value to provide fixed annuity payments. We determine the fixed annuity payment amount by applying the applicable annuitized value to the annuity option you have selected.

As a general rule, subsequent fixed annuity payments will be equal in amount to the initial payment. However, as described in "Transfers During the Annuity Period" below, after the payout start date, you will have a limited ability to increase the amount of your fixed annuity payments by making transfers from the subaccounts.

We may defer making fixed annuity payments for a period of up to six months or whatever shorter time state law may require. During the deferral period, we credit interest at a rate at least as high as state law requires.

Transfers During The Annuity Period
During the annuity period, you will have a limited ability to make transfers among the subaccounts so as to change the relative weighting of the subaccounts on which your variable annuity payments will be based. In addition, you will have a limited ability to make transfers from the subaccounts to increase the proportion of your annuity payments consisting of fixed annuity payments. You may not, however, convert any portion of your right to receive fixed annuity payments into variable annuity payments.

You may not make any transfers for the first six months after the payout start date. Thereafter, you may make transfers among the subaccounts, but these transfers must be at least six months apart. You can make transfers from the subaccount to increase your fixed annuity payments only if you have chosen income plan 3. You may not, however, convert any portion of your right to receive fixed annuity payments into variable annuity payments.

Death Benefit During Annuity Period
After annuity payments begin, upon the death of the annuitant and any joint annuitant, we will make any remaining annuity payments to the beneficiary. The amount and number of these annuity payments will depend on the annuity option in effect at the time of the annuitant's death. After the annuitant's death, any remaining interest will be distributed at least as rapidly as under the method of distribution in effect at the annuitant's death.

Certain Employee Benefit Plans
In some states, the Contracts offered by this prospectus contain life annuity tables that provide for different benefit payments to men and women of the same age. In certain employment-related situations, however, the U.S. Supreme Court's decision in Arizona Governing Committee V. Norris requires employers to use the same annuity tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate under Norris.

                                 Other Contract Benefits

Death Benefit
We will pay a distribution on death, if:
(1)  the Contract is in force;
(2)  annuity payments have not begun; and
(3)  either:
(a)  the Owner dies; or
(b) if the Contract is owned by a company or other legal entity, the annuitant dies.

Currently, we will pay a distribution on death equal in amount to the Death Benefit or Enhanced Death Benefit, as appropriate. Under the Contract, however, we have the right to pay a distribution equal in amount to the surrender value unless:

1. the beneficiary chooses to receive the Death Benefit in a lump sum within 180 days of the date of death; and

2. the beneficiary requests that the Death Benefit be paid as of the date we receive the completed claim for a distribution on death.

We currently are waiving this 180 day limitation, but we may enforce it in the future. If we do, we will calculate the distribution as of the earlier of the requested distribution date or the fifth anniversary of the date of death.

We determine the Death Benefit as of the date we receive all of the information we need to process the Death Benefit claim. The standard Death Benefit under the Contract is the greatest of the following:

1. the total purchase payments, less a withdrawal adjustment for any prior partial withdrawals;

2.   the contract value on the date that we calculate the death benefit;

3. the contract value on the seventh contract anniversary and each subsequent contract anniversary evenly divisible by seven, increased by the total purchase payments since that anniversary and reduced by a withdrawal adjustment for any partial withdrawals since that anniversary.

The withdrawal adjustment for the Death Benefit will equal (a) divided by (b), with the result multiplied by (c), where:

(a)  = the withdrawal amount;

(b)  = the contract value immediately before the withdrawal; and

(c) = the value of the applicable death benefit immediately before the withdrawal.

A claim for a distribution on death must be submitted before the payout start date. As part of the claim, the beneficiary must provide "Due Proof of Death". We will accept the following documentation as due proof of death:

o     a certified original copy of the Death Certificate;
o     a certified copy of a court decree as to the finding of death; or
o a written statement of a medical doctor who attended the deceased at the time of death.

In addition, in our discretion we may accept other types of proof.

We will pay the death benefit in a lump sum within seven days of receiving a completed claim for a distribution on death, unless the beneficiary selects one of the other alternatives described below.

If the beneficiary is a natural person, the beneficiary may choose from the following alternative ways of receiving the distribution:

o    the beneficiary may receive the distribution as a lump sum payment;

o the beneficiary may apply the distribution to receive a series of equal periodic payments over the life of the beneficiary, over a fixed period no longer than the beneficiary's life expectancy, or over the life of the beneficiary with payments guaranteed for a period not to exceed the life expectancy of the beneficiary (the payments must begin within one year of the date of death); or

o if there is only one beneficiary, he or she may defer payment for up to five years from the date of death. Any remaining funds must be distributed at the end of the five-year period. An annuitant is necessary for this option. If prior to your death you were the annuitant, the beneficiary will become the new annuitant.

If your spouse is the beneficiary, he or she may choose to continue the Contract as the new contract owner. If your spouse chooses to continue the Contract, the following conditions apply:

(1) On the day the Contract is continued, we will set the contract value equal to the death benefit or Enhanced Death Benefit, as appropriate, calculated as of the date on which we receive all of the information we need to process your spouse's request to continue the Contract after your death. Because the Death Benefit and Enhanced Death Benefit can never be less than the then current contract value, our resetting the Contract will not cause the contract value to decrease. During the continuation period, however, the contract value will continue to increase or decrease to reflect the investment performance of the subaccounts, interest credited to the fixed account, and charges and expenses under the Contract, as described in this prospectus.

(2) Within one year of the date of death, your spouse may withdraw one lump sum without paying any withdrawal charge;

(3) During the continuation period, currently we will pay a distribution on death equal to the Death Benefit or the Enhanced Death Benefit, as appropriate, determined as of the date on which we receive due proof of your spouse's death. As described above, we also reserve the right to pay a distribution equal in amount to the surrender value as of the date on which we receive due proof of death. The standard Death Benefit payable upon your spouse's death will be calculated using the formula described above. Thus, the amount of the distribution on death may increase or decrease during the continuation period, depending on changes in the contract value and other Contract transactions during the continuation period.

(4) If before your death you were the annuitant, then your surviving spouse becomes the annuitant.

(5) If you selected the Enhanced Death Benefit Rider or the Enhanced Death and Income Benefit Rider, that rider will continue during the continuation period. Your spouse will be treated as the contract owner under the applicable Rider.

Your surviving spouse may also select one of the options listed above.

If the beneficiary is a company or other legal entity, then the beneficiary must receive the death benefit in a lump sum, and the options listed above are not available.

Different rules may apply to Contracts issued in connection with qualified plans.

Enhanced Death Benefit Rider
When you purchase your Contract, you may select the Enhanced Death Benefit Rider. If you are not an individual, then the Enhanced Death Benefit applies only to the annuitant's death. If you select this rider, then the Death Benefit will be the greater of the value provided in your Contract or the Enhanced Death Benefit. The Enhanced Death Benefit will be the greater of the Enhanced Death Benefit A and Enhanced Death Benefit B. As described below, we will charge a higher mortality and expense risk charge if you select this Rider.

Enhanced Death Benefit A
At issue, Enhanced Death Benefit A is equal to the initial purchase payment. After issue, Enhanced Death Benefit A is adjusted whenever you pay a purchase payment or make a withdrawal and on each contract anniversary as follows:

o When you make a purchase payment, we will increase Enhanced Death Benefit A by the amount of the purchase payment;
o When you make a withdrawal, we will decrease Enhanced Death Benefit A by a withdrawal adjustment, as described below; and
o On each contract anniversary, we will set Enhanced Death Benefit A equal to the greater of the contract value on that contract anniversary or the most recently calculated Death Benefit A.

If you do not pay any additional purchase payments or make any withdrawals, then Enhanced Death Benefit A will equal the highest of the contract value on the issue date and all contract anniversaries prior to the date we calculate the death benefit.

We will continuously adjust Enhanced Death Benefit A as described above until the oldest contract owner's 85th birthday or, if the contract owner is not a living individual, the annuitant's 85th birthday. Thereafter, we will adjust Enhanced Death Benefit A only for purchase payments and withdrawals.

Enhanced Death Benefit B
Enhanced Death Benefit B is equal to (a) your total purchase payments, (b) reduced by any withdrawal adjustments and (c) accumulated daily at an effective annual rate of 5% per year, until:

(1)  the date we determine the death benefit,  or

(2) the first day of the month following the oldest owner's or, if the owner is not a living individual, the annuitant's 85th birthday. Enhanced Death Benefit B will never be greater than the maximum death benefit allowed by any nonforfeiture laws which govern the Contract.

The withdrawal adjustment for both Enhanced Death Benefit A and Enhanced Death Benefit B will equal (a) divided by (b), with the result multiplied by (c), where:

(a)  = the withdrawal amount;

(b)  = the contract value immediately before the withdrawal; and

(c) = the most recently calculated Enhanced Death Benefit A or B, as applicable.

Enhanced Death And Income Benefit Rider
You may choose the Enhanced Death and Income Benefit Rider. This rider provides the same Enhanced Death Benefit as the Enhanced Death Benefit Rider. In addition, this Rider may enable you to receive higher annuity payments in certain circumstances. As described below, we will charge a higher mortality and expense risk charge if you select this Rider.

The Enhanced Income Benefit is equal to the value of the Enhanced Death Benefit on the payout start date. To be eligible for the Enhanced Income Benefit, you must select an payout start date that is on or after the tenth contract anniversary, but before the annuitant's age 90. If the Enhanced Income Benefit is greater than the annuitized value on the payout start date, you may apply the Enhanced Income Benefit to an annuity option that provides for payments guaranteed for either a single or joint lives with a period certain of (a) at least 10 years, if the youngest annuitant's age is 80 or less on the payout start date; or (b) at least 5 years, if the youngest annuitant's age is greater than 80 on the payout start date. If you wish to select a different annuity option, you must apply the annuitized value and not the Enhanced Income Benefit.

Beneficiary
You name the beneficiary. You may name a beneficiary in the application. You may change the beneficiary or add additional beneficiaries at any time before the payout start date. We will provide a form to be signed and filed with us.

Your changes in beneficiary take effect when we receive them, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. We are not liable for making a payment to a beneficiary shown in our files or treating that person in any other respect as the beneficiary. Accordingly, if you wish to change your beneficiary, you should deliver your instructions to us promptly.

If you did not name a beneficiary or if the named beneficiary is no longer living, the beneficiary will be:

o your spouse if he or she is still alive;  or, if he or she is no longer alive,
o your surviving children equally; or if you have no surviving children,
o your estate.

If you name more than one beneficiary, we will divide the death benefit among your beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal shares to the beneficiaries. If one of the beneficiaries dies before you, we will divide the death benefit among the surviving beneficiaries.

Different rules may apply to Contracts issued in connection with qualified plans.

Withdrawals (Redemptions)
Except as explained below, you may redeem a Contract for all or a portion of its contract value before the payout start date. We may impose a withdrawal charge, which would reduce the amount paid to you upon redemption. The withdrawal charges are described on page __ below.

In general, you must withdraw at least $50 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a subaccount. If your request for a partial withdrawal would reduce the contract value to less than $500, then we may treat it as a request for a withdrawal of your entire contract value, as described in "Minimum Contract Value" on page __. Your Contract will terminate if you withdraw all of your contract value.

We may be required to withhold 20% of withdrawals and distributions from Contracts issued in connection with certain qualified plans, as described on page __ below. Withdrawals also may be subject to a 10% penalty tax, as described on page __ below.

To make a withdrawal, you must send us a written withdrawal request or systematic withdrawal program enrollment form. You may obtain the required forms from us at the address and phone number given on the first page of this prospectus. We will not honor your request unless the required form includes your Tax I.D. Number (Social Security Number) and provides instructions regarding withholding of income taxes.

For partial withdrawals, you may allocate the amount among the subaccounts and the fixed account. If we do not receive allocation instructions from you, we will allocate the partial withdrawal proportionately among the subaccounts and the fixed account in the same proportions as you are currently invested. If you have contract value in the Standard Fixed Account Option that is allocated entirely to guarantee periods of the same length, we will subtract the partial withdrawal first from the most recently created guarantee period. If your contract value in the Standard Fixed Account Option is allocated to guarantee periods of different lengths, you must either provide us with allocation instructions, or we will allocate the withdrawal proportionately. You may not make a partial withdrawal from the fixed account in an amount greater than the total amount of the partial withdrawal multiplied by the ratio of the value of the fixed account to the contract value immediately before the partial withdrawal.

If you request a total withdrawal, the surrender value will equal the contract value minus any applicable withdrawal charge. We also will deduct a contract maintenance charge of $35, unless we have waived the contract maintenance charge on your Contract as described on page __ below. We determine the surrender value based on the contract value next computed after we receive a properly completed surrender request.

We will usually pay the surrender value within seven days after the day we receive a completed request form. However, we may suspend the right of withdrawal from the separate account or delay payment for withdrawals for more than seven days in the following circumstances:

1. whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

2. when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the separate account's investments or determination of accumulation unit values is not reasonably practicable; or

3.   at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the surrender value in the fixed account for up to 6 months or a shorter period if required by law. If we delay payment from the fixed account for more than 30 days, we will pay interest as required by applicable law.

The limitations on withdrawals do not affect transfers between certain qualified plans. Additional restrictions and limitations may apply to distributions from any qualified plan. Tax penalties may also apply. You should seek tax advice regarding any withdrawals or distributions from qualified plans.


Substantially Equal Periodic Payments
In general, earnings on annuities are taxable as ordinary income upon withdrawal. As described on page 35 below, a 10% tax penalty is imposed on certain "premature" payments under annuity contracts. The tax penalty applies to any payment received before age 59 1/2, to the extent it is includable in income and is not subject to an exception. The Tax Reform Act of 1986 clarified an exception to this tax penalty. This exception is known as "substantially equal periodic payments."

Generally, under this exception you may take "substantially equal periodic payments" before age 59 1/2 without incurring the tax penalty. These "payments" are withdrawals, as opposed to an annuitization of the Contract. Accordingly, you may need to pay a withdrawal charge.

To  qualify  for  this   exception,   the  payments   must  meet  the  following
requirements:

(1)  The payments must continue to the later of age 59 1/2 or for five years.

(2) Payments must be established under one of the approved methods detailed by the IRS in IRS Notice 89-25.

(3) You must have separated from service, if you purchased your Contract under a qualified retirement plan or tax sheltered annuity.

If you modify the payment stream in any way, except for reason of death or disability, you will lose the exception. Modification includes changing the amount or timing of the payments, or making additional purchase payments. Any subsequent periodic payment will be subject to the penalty tax, unless it qualifies for a different exception. In addition, in the year of the modification, you will be required to pay the penalty tax (plus interest) that you would have been required to pay on the earlier payments if this exception had not applied.

Systematic Withdrawal Program
If your Contract was issued in connection with a non-qualified plan or IRA, you may participate in our Systematic Withdrawal Program. You must complete an enrollment form and send it to us. You must complete the withholding election section of the enrollment form before the systematic withdrawals will begin. You may choose withdrawal payments of a flat dollar amount, or a percentage of purchase payments. You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis. Systematic withdrawals will be deducted from your subaccount and fixed account balances, excluding the Dollar Cost Averaging Fixed Account, on a pro rata basis.

Depending on fluctuations in the net asset value of the subaccounts and the value of the fixed account, systematic withdrawals may reduce or even exhaust the contract value. The minimum amount of each systematic withdrawal is $50.

We will make systematic withdrawal payments to you or your designated payee. We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.



ERISA Plans
A married participant may need spousal consent to receive a distribution from a Contract issued in connection with a qualified plan or a non-qualified plan covered by to Title 1 of ERISA. You should consult an adviser.

Minimum Contract Value
If as a result of withdrawals your contract value would be less than $500 and you have not made any purchase payments during the previous three full calendar years, we may terminate your Contract and distribute its surrender value to you. Before we do this, we will give you 60 days notice. We will not terminate your Contract on this ground if the contract value has fallen below $500 due to either a decline in accumulation unit value or the imposition of fees and charges. In addition, in some states we are not permitted to terminate Contracts on this ground. Different rules may apply to Contracts issued in connection with qualified plans.


                                    Contract Charges

We assess charges under the Contract in three ways:

1. as deductions from contract value for contract maintenance charges and, if applicable, for premium taxes;

2. as charges against the assets of the separate account for administrative expenses or for the assumption of mortality and expense risks; and

3. as withdrawal charges (contingent deferred sales charges) subtracted from withdrawal and surrender payments.

In addition, certain deductions are made from the assets of the portfolios for investment management fees and expenses. Those fees and expenses are summarized in the Fee Tables on pages _________, and described more fully in the Prospectuses and SAI for the portfolios.

Mortality And Expense Risk Charge
We deduct a mortality and expense risk charge from your Contract's value in each subaccount during each valuation period. The mortality and expense risk charge is equal, on an annual basis, to 1.15% of the average net asset value of each subaccount. The mortality risks arise from our contractual obligations:

(1) to make annuity payments after the payout start date for the life of the annuitant(s);

(2)  to waive the withdrawal charge upon your death; and

(3) to provide the Death Benefit prior to the payout start date. A detailed explanation of the Death Benefit may be found beginning on page __ above.

The expense risk is that it may cost us more to administer the Contracts and the separate account than we receive from the contract maintenance charge and the administrative expense charge. We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the accumulation period and the annuity period.

If you select the Enhanced Death Benefit Rider, your mortality and expense risk charge will be 1.35% of average net asset value of each subaccount. If you select the Enhanced Death and Income Benefit Rider, your mortality and expense risk charge will be 1.55% of average daily net asset value of each subaccount. We charge a higher mortality and expense risk charge for the Riders to compensate us for the additional risk that we accept by providing the Riders. We will calculate a separate accumulation unit value for the base Contract, and for Contracts with each type of Rider, in order to reflect the difference in the mortality and expense risk charges.

Administrative Charges

Contract Maintenance Charge
We charge an annual contract maintenance charge of $35 on your Contract. The amount of this charge is guaranteed not to increase. This charge reimburses us for our expenses incurred in maintaining your Contract.

Before the payout start date, we will subtract the annual contract maintenance charge from the Money Market subaccount. If the Money Market subaccount has insufficient funds, then we will subtract the contract maintenance charge in equal parts from the other subaccounts in the proportion that your value in each bears to your total value in all subaccounts, excluding the money market subaccount.

We will waive this charge if you pay more than $50,000 in purchase payments or if you allocate all of your contract value to the fixed account. If you surrender your Contract, then we will deduct the full $35 charge as of the date of surrender, unless your Contract qualifies for a waiver.

After the payout start date, we will subtract this charge in equal parts from each of your annuity payments. We will waive this charge if on the payout start date your contract value is $50,000 or more or if all of your annuity payments are fixed annuity payments.

Administrative Expense Charge
We deduct an administrative expense charge from each subaccount during each valuation period. This charge is equal, on an annual basis, to 0.10% of the average net asset value of the subaccounts. This charge is designed to compensate us for the cost of administering the Contracts and the separate account. The administrative expense charge is assessed during both the accumulation period and the annuity period.

Transfer Fee
We currently are waiving the transfer fee. The Contract permits us to charge you up to $10 per transfer for each transfer after the 12th in any contract year. We will notify you if we begin to charge this fee. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Portfolio Rebalancing program.

The transfer fee will be deducted from contract value that remains in the subaccount(s) or fixed account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.





Sales Charges

Withdrawal Charge
We may charge a withdrawal charge, which is a contingent deferred sales charge, upon certain withdrawals. No withdrawal charge is applied in the following situations:

o    on annuitization;

o    the payment of a death benefit;

o    a free withdrawal amount, as described on page __ below;

o    withdrawals taken to satisfy IRS minimum distribution rules.

We will never waive or eliminate a withdrawal charge where such waiver or elimination would be unfairly discriminatory to any person or where it is prohibited by state law.

As a general rule, the withdrawal charge equals a percentage of purchase payments withdrawn that are: (a) less than seven years old; and (b) not eligible for a free withdrawal. The applicable percentage depends on how many years ago you made the purchase payment being withdrawn, as shown in this chart:

        Payment                                         Withdrawal Charge
         Year                                              Percentage
        -------                                         -----------------

        First and Second.......................              7%
        Third and Fourth.......................              6%
        Fifth..................................              5%
        Sixth..................................              4%
        Seventh................................              3%
        Eighth and later.......................              0%

We subtract the withdrawal charge from the contract value remaining after your withdrawal. As a result, the decrease in your contract value will be greater than the withdrawal amount requested and paid.

For purposes of determining the withdrawal charge, the contract value is deemed to be withdrawn in the following order:

First Earnings -- the current contract value minus all purchase payments that have not previously been withdrawn;

Second "Old Purchase Payments" -- Purchase payments received by us more than seven years before the date of withdrawal that have not been previously withdrawn;

Third Any additional amounts available as a "Free Withdrawal," as described below;

Fourth "New Purchase Payments" -- Purchase payments received by us less than seven years before the date of withdrawal. These payments are deemed to be withdrawn on a first-in, first-out basis.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals may also be subject to tax penalties or income tax. Additional restrictions may apply to Contracts held in qualified plans. We outline the tax requirements applicable to withdrawals on pages ____ below. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

Free Withdrawal
Withdrawals of the following amounts are never subject to the withdrawal charge:

o In any contract year, the greater of: (a) earnings that have not previously been withdrawn; or (b) 15 percent of new purchase payments; and


o Any old purchase payments that have not been previously withdrawn. However, even if you do not owe a withdrawal charge on a particular withdrawal, you may still owe taxes or penalty taxes. The tax treatment of withdrawals is summarized on pages ____ below.

Any free withdrawal amount which is not withdrawn during a contract year may not be carried over to increase the free withdrawal amount available in a subsequent year.

Waiver Benefits

General
If approved in your state, we will offer the three waiver benefits described below. In general, if you qualify for one of these benefits, we will permit you to make one or more partial or full withdrawals without paying any otherwise applicable withdrawal charge. While we have summarized those benefits here, you should consult your Contract for the precise terms of the waiver benefits.

Some qualified plans may not permit you to utilize these benefits. Also, even if you do not need to pay our withdrawal charge because of these benefits, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.

Confinement Waiver Benefit
Under this benefit, we will waive the withdrawal charge on all withdrawals under your Contract if the following conditions are satisfied:

1. Any contract owner or the annuitant, if the Contract is owned by a company or other legal entity, is confined to a long term care facility or a hospital for at least 90 consecutive days. The insured must enter the long term care facility or hospital at least 30 days after the issue date;

2. You request the withdrawal no later than 90 days following the end of the Insured's stay at the long term care facility or hospital. You must provide written proof of the stay with your withdrawal request; and

3. A physician must have prescribed the stay and the stay must be medically necessary.

You may not claim this benefit if the physician prescribing the insured's stay in a long term care facility is the insured or a member of the insured's immediate family.

Terminal Illness Waiver Benefit
Under this benefit, we will waive any withdrawal charge on all withdrawals under your Contract if, at least 30 days after the issue date, you or the annuitant are diagnosed with a terminal illness. We may require confirmation of the diagnosis as provided in the Contract.

Unemployment Waiver Benefit
Under this benefit, we will waive any withdrawal charge on one partial or full withdrawal from your Contract, if you meet the following requirements:

1.   you become unemployed at least 10 days after the issue date;

2. you receive unemployment compensation for at least 30 days as a result of that unemployment; and

3. you claim this benefit within 180 days of your initial receipt of unemployment compensation.

You may exercise this benefit once before the payout start date.

Premium Taxes
We will charge premium taxes or other state or local taxes against the contract value, including contract value that results from amounts transferred from existing policies (Section 1035 exchange) issued by us or other insurance companies. Some states assess premium taxes when purchase payments are made; others assess premium taxes when annuity payments begin. We will deduct any applicable premium taxes upon full surrender, death, or annuitization. Premium taxes generally range from 0% to 3.5%.

Deduction For Separate Account Income Taxes
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the separate account. We will deduct for any taxes we incur as a result of the operation of the separate account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described in the SAI.

Other Expenses
You indirectly bear the charges and expenses of the portfolios whose shares are held by the subaccounts to which you allocate your contract value. For a summary of current estimates of those charges and expenses, see pages ____ above. For more detailed information about those charges and expenses, please refer to the prospectuses for the appropriate portfolios. We may receive compensation from the investment advisers or administrators of the portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.

                                       Tax Matters

Introduction

The following discussion is general and is not intended as tax advice. Only Federal income tax issues are addressed. Allstate makes no guarantee regarding the tax treatment of any contract or transaction involving a contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences of your individual circumstances, you should consult a competent tax adviser.

Taxation Of Annuities In General

Tax Deferral
Generally, you are not taxed on increases in the contract value until a distribution occurs. This rule applies only where:
(1)      the owner is a natural person,
(2) the investments of the separate account are "adequately diversified" according to Treasury Department regulations, and
(3) Allstate is considered the owner of the separate account assets for Federal income tax purposes.

Non-Natural Owners
As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for Federal income tax purposes. Any increase in the value of such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the SAI for a discussion of several exceptions to the general rule for contracts owned by non-natural persons.

Diversification Requirements
For a contract to be treated as an annuity for federal income tax purposes, the investments in the separate account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the separate account are not adequately diversified, the Contract will not be treated as an annuity contract for Federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the owner during the taxable year. Although Allstate does not have control over the portfolios or their investments, we expect the portfolios to meet the diversification requirements.

Ownership Treatment
The IRS has stated that you will be considered the owner of separate account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under this contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and contract values among more investment options. Also, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the separate account. If this occurs, income and gain from the separate account assets would be includable in your gross income. Allstate does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the separate account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation Of Partial And Full Withdrawals
If you make a partial withdrawal under a non-qualified Contract, amounts received are taxable to the extent the contract value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, is excluded from your income. If you make a full withdrawal under a non-qualified Contract or a qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are: o made on or after the date the individual attains age 59 1/2, o made to a beneficiary after the owner's death,
o attributable to the owner being disabled, or o for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a nonqualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the contract value and the investment in the Contract at the time of transfer. Except for certain qualified contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the contract value is treated as a withdrawal of such amount or portion.

Taxation Of Annuity Payments
Generally, the rule for income taxation of annuity payments received from a nonqualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Taxation Of Annuity Death Benefits
Death of an owner, or death of the annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

(1) if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

(2) if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Unlike some other assets, a holder's basis for an annuity is not increased or decreased to the fair market value of the Contract on the date of death. Please see the SAI for more detail on distribution at death requirements.

Penalty Tax On Premature Distributions
A 10% penalty tax applies to the taxable amount of any premature distribution from a nonqualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

(1)  made on or after the date the owner attains age 59 1/2;

(2)  made as a result of the owner's death or disability;

(3) made in substantially equal periodic payments over the owner's life or life expectancy,

(4)  made under an immediate annuity; or

(5)  attributable to investment in the contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from qualified Contracts.

Aggregation Of Annuity Contracts
All non-qualified deferred annuity contracts issued by Allstate (or its affiliates) to the same owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

Tax Qualified Contracts

Contracts may be used as investments with certain qualified plans such as:

o Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

o    Roth IRAs under Section 408A of the Code;

o    Simplified Employee Pension Plans under Section 408(k) of the Code;

o Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

o    Corporate and Self Employed Pension and Profit Sharing Plans; and

o    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

Income Tax Withholding

Allstate is required to withhold Federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to another qualified plan or IRA. Eligible rollover distributions generally include all distributions from qualified Contracts, excluding IRAs, with the exception of:

(1)  required minimum distributions, or

(2) a series of substantially equal periodic payments made over a period of at least 10 years, or,

(3)  over the life (joint lives) of the participant (and beneficiary).

Allstate may be required to withhold Federal and state income taxes on any distributions from either non-qualified or qualified Contracts that are not eligible rollover distributions unless you notify us of your election to not have taxes withheld.

     Description Of Allstate Life Insurance Company And The Separate Account

Allstate Life Insurance Company

Allstate is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings reflect our financial soundness and strong operating performance, and are not intended to reflect the financial strength or investment experience of the separate account. We may from time to time advertise these ratings in our sales literature.

Financial Statements Of Allstate
The Company's consolidated financial statements and notes thereto are included in the SAI. You should consider those financial statements only as bearing on Allstate's ability to meet its obligations under the Policy. They do not relate to the investment performance of the assets held in the separate account. The financial statements for the separate account are set forth in the SAI.

Separate Account
Allstate Financial Advisors Separate Account I was originally established in 1999, as a segregated asset account of Allstate. The separate account meets the definition of a "separate account" under the Federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the separate account or Allstate.

We own the assets of the separate account, but we hold them separate from our other assets. To the extent that these assets are attributable to the contract value of the Contracts offered by this prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Allstate.

The separate account is divided into subaccounts. The assets of each subaccount are invested in the shares of one of the portfolios. We do not guarantee the investment performance of the separate account, its subaccounts or the portfolios. Values allocated to the separate account and the amount of variable annuity payments will rise and fall with the values of shares of the portfolios and are also reduced by Contract charges. We may also use the separate account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the separate account.

We have included additional information about the separate account in the SAI. You may obtain a copy of the SAI by writing to us or calling us at 1-800-366-1411, ext. 7500. We have reproduced the Table of Contents of the SAI on page __ below.

                                     Administration

We have primary responsibility for all administration of the Contracts and the separate account. Our mailing address is P.O. Box 94057, Palatine, IL 60094.

We provide the following administrative services, among others: issuance of the Contracts; maintenance of contract owner records; contract owner services; calculation of unit values; maintenance of the separate account; and preparation of contract owner reports.

We will send you Contract statements and transaction confirmations at least quarterly. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by Federal securities laws.

                       Market Timing And Asset Allocation Services

Certain third parties offer market timing and asset allocation services in connection with the Contracts. In certain situations, we will honor transfer instructions from third party market timing and asset allocation services if they comply with our administrative systems, rules and procedures, which we may modify at any time. Please Note that fees and charges assessed for third party market timing and asset allocation services are separate and distinct from the Contract fees and charges set forth herein. We neither recommend nor discourage the use of market timing and asset allocation services.

                            Distribution Of Contracts

The Contracts described in this prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid to broker-dealers may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 6% of all purchase payments (on a present value basis). From time to time, we may offer additional sales incentives of up to 1% of purchase payments to broker-dealers who maintain certain sales volume levels.

Allstate Life Financial Services ("ALFS") located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Contracts. ALFS, an affiliate of Allstate, is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

Allstate does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Contracts, including liability arising out of services we provide on the Contracts.


                                Legal Proceedings

There are no pending legal proceedings affecting the separate account. Allstate and its subsidiaries are engaged in routine lawsuits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the separate account.

                                  Legal Matters

All matters of Illinois law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Illinois law, have been passed upon by Michael J. Velotta, Vice President, Secretary and General Counsel. Legal matters relating to the Federal securities laws in connection with the Contracts described in this prospectus are being passed upon by the law firm of Sutherland Asbill & Brennan LLP, Washington, D.C.

                                     Experts

The consolidated financial statements of Allstate Life Insurance Company and subsidiary as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in the SAI have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



                             Registration Statement

We have filed a registration statement with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the separate account, Allstate, and the Contracts. The descriptions in this prospectus of the Contracts and other legal instruments are summaries. You should refer to those instruments as filed for the precise terms of those instruments. You may inspect and obtain copies of the registration statement as described on the cover page of this prospectus.

                            Table Of Contents Of Statement Of
                                 Additional Information

The Contract................................................       S-
    Annuity Payments........................................       S-
    Initial Monthly Annuity Payment.........................       S-
    Subsequent Monthly Payments.............................       S-
    Transfers After Payout start date.......................       S-
    Annuity Unit Value......................................       S-
    Illustrative Example of Variable Annuity Payments.......       S-
Additional Federal Income Tax Information...................       S-
    Introduction............................................       S-
    Taxation of Allstate Life Insurance Company.............       S-
    Exceptions to the Non-natural Owner Rule................       S-
    IRS Required Distribution at Death Rules................       S-
    Qualified Plans.........................................       S-
    Types of Qualified Plans................................       S-
Separate Account Performance................................       S-
Experts.....................................................       S-
Financial Statements........................................       S-

                       Statement Of Additional Information

         Flexible Premium Individual Deferred Variable Annuity Contracts
                                 Issued Through
                 Allstate Financial Advisors Separate Account I
                                   Offered By
                         Allstate Life Insurance Company

This Statement of Additional Information is not a prospectus. You should also read the prospectus relating to the annuity contracts described above.

You may obtain a copy of the prospectus without charge by calling us at 1-800-366-1411, Ext. 7500 or writing to us at the following address:

                         Allstate Life Insurance Company
                                3100 Sanders Road
                           Northbrook, Illinois 60062

                                 P.O. Box 94057
                             Palatine, IL 60094-9700

              The date of this Statement of Additional Information
                  and of the related Prospectus is: ____, 1999.

                                Table Of Contents


                                                                  Page
                                                                  -----
The Contract......................................
  Annuity Payments................................
  Initial Monthly Annuity Payments................
  Subsequent Monthly Payments.....................
  Transfers After Annuity Date....................
  Annuity Unit Value..............................
  Illustrative Example Of Variable Annuity
    Payments......................................
Additional Federal Income Tax Information.........
  Introduction....................................
  Taxation Of Allstate Life
    Insurance Company.............................
  Exceptions To The Non-Natural Owner Rule........
  IRS Required Distribution At Death Rules........
  Qualified Plans.................................
  Types Of Qualified Plans........................
Separate Account Performance......................
Experts...........................................
Financial Statements..............................

                                  The Contract

Annuity Payments

The amount of your annuity payments will depend on the following factors:

(a) the amount of your contract value on the valuation date next preceding the annuity date, minus any applicable premium tax charge;

(b)  the payment option you have selected;

(c)  the payment frequency you have selected;

(d) the age and, in some cases, the sex of the annuitant and any joint annuitant; and

(e) for variable annuity payments only, the investment performance after the annuity date of the subaccounts you have selected.

Initial Monthly Annuity Payment

For both fixed and variable annuity payments, we determine the amount of your initial annuity payment as follows. First, we subtract any applicable premium tax charge from your contract value on the valuation date next preceding the Annuity Date. Next, we apply that amount to the Payment Option you have selected. For Fixed Annuity payments, we will use either the Payment Option Tables in the Contract or our annuity tables in effect for single premium immediate annuities at the time of the calculation, whichever table is more favorable to the payee. For Variable Annuity payments, we will use the Payment Options tables in the Contract (which reflect the assumed investment rate of 3.5% which is used in calculating subsequent Variable Annuity payments, as described below). The tables show the amount of the periodic payment a payee could receive based on $1,000 of Contract Value. To determine the initial payment amount, we divide your Contract Value, adjusted as described above, by $1,000 and multiply the result by the relevant annuity factor for the Annuitant's age and sex (if we are permitted to consider that factor) and the frequency of the payments you have selected.

In some states and under certain Qualified Plans and other employer-sponsored employee benefit plans, we are not permitted to take the Annuitant's sex into consideration in determining the amount of periodic annuity payments.
In those states, we use the same annuity table for men and women.

Subsequent Monthly Payments

For a Fixed Annuity, the amount of the second and each subsequent monthly annuity payment is usually the same as the first monthly payment. However, after the Annuity Date you will have a limited ability to increase your Fixed Annuity payments by making transfers from the Subaccounts, as described in "Transferred after the Annuity Date" on page 3 below. After each such transfer, however, your subsequent annuity payments will remain at the new level until and unless you make an additional transfer to your Fixed Annuity payments.

For a Variable Annuity, the amount of the second and each subsequent monthly payment will vary depending on the investment performance of the Subaccounts to which you allocated your Contract Value. We calculate separately the portion of the monthly annuity payment attributable to each Subaccount you have selected as follows. When we calculate your initial annuity payment, we also will determine the number of Annuity Units in each Subaccount to allocate to your Contract for the remainder of the Annuity Period. For each Subaccount, we divide the portion of the initial annuity payment attributable to that Subaccount by the Annuity Unit Value for that Subaccount on the Valuation Date next preceding the Annuity Date. The number of Annuity Units so determined for your Contract is fixed for the duration of the Annuity Period. We will determine the amount of each subsequent monthly payment attributable to each Subaccount by multiplying the number of Annuity Units allocated to your Contract by the Annuity Unit Value for that Subaccount as of the Valuation Period next preceding the date on which the annuity payment is due. Since the number of Annuity Units is fixed, the amount of each subsequent Variable Annuity payment will reflect the investment performance of the Subaccounts elected by you.

Transfers After The Annuity Date

The Contract provides that during the Annuity Period, you may make transfers among the Subaccounts or increase the proportion of your annuity payments consisting of Fixed Annuity payments. We will effect a transfer among the Subaccounts at their Annuity Unit Value next determined after we receive your instructions. After the transfer, your subsequent Variable Annuity payments will be based on your new Annuity Unit balances. If you wish to transfer value from the Subaccounts to increase your Fixed Annuity payments, we will determine the amount of your additional Fixed Annuity payments as follows. First, we will determine the Annuitized Value represented by the Annuity Units that you wish to apply to a Fixed Annuity payment. Then, we will apply that amount to the appropriate factor for the Payment Option you have selected, using either the Payment Option Tables in the Contract or our annuity tables for single premium immediate annuities at the time of the calculation, whichever table is more favorable to the payee.

Annuity Unit Value

We determine the value of an Annuity Unit independently for each Subaccount. Initially, the Annuity Unit Value for each Subaccount was set at $100.00.

The Annuity Unit Value for each Subaccount will vary depending on how much the actual net investment return of the Subaccount differs from the assumed investment rate that was used to prepare the annuity tables in the Contract. Those annuity tables are based on a 3.5% per year assumed investment rate. If the actual net investment rate of a Subaccount exceeds 3.5%, the Annuity Unit Value will increase and Variable Annuity payments derived from allocations to that Subaccount will increase over time. Conversely, if the actual rate is less than 3.5%, the Annuity Unit Value will decrease and the Variable Annuity payments will decrease over time. If the net investment rate equals 3.5%, the Annuity Unit Value will stay the same, as will the Variable Annuity payments. If we had used a higher assumed investment rate, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

For each  Subaccount,  we  determine  the Annuity  Unit Value for any  Valuation
Period by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the current Valuation Period. The result is then divided by a second factor which offsets the effect of the assumed net investment rate of 3.5% per year.

The Net Investment Factor measures the net investment performance of a Subaccount from one Valuation Date to the next. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

To determine the Net Investment Factor for a Subaccount for a Valuation Period, we divide (a) by (b), and then subtract (c) from the result, where:

(a)  is the total of:

     (1) the net asset value of a Portfolio share held in the Subaccount determined as of the Valuation Date at the end of the Valuation Period; plus

     (2) the per share amount of any dividend or other distribution declared by the Portfolio for which the "ex-dividend" date occurs during the Valuation Period; plus or minus

     (3) a per share credit or charge for any taxes which we paid or for which we reserved during the Valuation Period and which we determine to be attributable to the operation of the Subaccount. As described in the prospectus, currently we do not pay or reserve for Federal income taxes;

(b) is the net asset value of the Portfolio share determined as of the Valuation Date at the end of the preceding Valuation Period; and

(c) is the mortality and expense risk charge and the administrative expense risk charge.

Illustrative Example Of Annuity Unit Value Calculation

Assume that one share of a given Subaccount's underlying Portfolio had a net asset value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on a Tuesday; that its net asset value had been $11.44 at the close of the NYSE on Monday, the day before; and that no dividends or other distributions on that share had been made during the intervening Valuation Period. The Net Investment Factor for the Valuation Period ending on Tuesday's close of the NYSE is calculated as follows:

        Net Investment Factor = ($11.46/$11.44) - 0.0000384 = 1.0017140

The amount subtracted from the ratio of the two net asset values (0.0000343) is the daily equivalent of the annual asset-based expense charges against the Subaccount of 1.25%.

In the example given above, if the Annuity Unit value for the Subaccount was $101.03523 on Monday, the Annuity Unit Value on Tuesday would have been:

$101.03523 X 1.0017140  = $101.19886
      1.0000943

Illustrative Example Of Variable Annuity Payments

Assume that a male Contract owner, P, owns a Contract in connection with which P has allocated all of his contract value to a single subaccount. P is also the sole annuitant. At age 60, P chooses to annuitize his Contract under Option B, Life and 10 Years Certain. As of the last valuation date preceding the annuity date, P's account was credited with 7543.2456 accumulation units each having a value of $15.432655. Accordingly, P's account value at that date is equal to 7543.2456 X $15.432655 = $116,412.31. There are no premium tax charges payable upon annuitization. Assume also that the annuity unit value for the subaccount at that same date is $132.56932, and that the Annuity Unit Value on the Valuation Date immediately prior to the second annuity payment date is $133.27695.

P's first Variable Annuity payment is determined from the annuity rate tables in P's Contract, using the information assumed above. The tables supply monthly annuity payments for each $1,000 of applied Contract Value. Accordingly, P's first Variable Annuity payment is determined by multiplying the monthly installment of $5.44 by the result of dividing P's Account Value by $1,000:

             First Payment = $5.44 X ($116,412.31/$1,000) = $633.28

The number of P's Annuity Units is also determined at this time. It is equal to the amount of the first Variable Annuity payment divided by the value of an Annuity Unit at the Valuation Date immediately prior to annuitization:

            Annuity Units = $633.28 divided by $132.56932 = 4.77697

P's second Variable Annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the Valuation Date immediately prior to the second payment due date:

                Second Payment = 4.77697 X $133.27695 = $636.66

P's third and subsequent Variable Annuity payments are computed in the same manner.

The amount of the first variable annuity payment depends on the contract value in the relevant subaccount on the annuity date. Thus, it reflects the investment performance of the subaccount net of fees and charges during the accumulation period. The amount of the first variable annuity payment determines the number of annuity units allocated to P's Contract for the annuity period. That number will remain constant throughout the annuity period, unless the Contract owner makes a transfer. The amount of the second and subsequent variable annuity payments depends on changes in the annuity unit value, which will continuously reflect changes in the net investment performance of the subaccount during the annuity period.

                    Additional Federal Income Tax Information

Introduction

The following discussion is general and is not intended as tax advice. Allstate makes no guarantee regarding the tax treatment of any contract or transaction involving a contract. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

Taxation Of Allstate Life Insurance Company

Allstate is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Separate Account is not an entity separate from Allstate, and its operations form a part of the Company. As a consequence, the Separate Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Separate Account are automatically applied to increase reserves under the contract. Under current Federal tax law, Allstate believes that the Separate Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Generally, reserves are amounts that Allstate is legally required to accumulate and maintain in order to meet future obligations under the Contracts. Allstate does not anticipate that it will incur any Federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provision for such taxes.

Exceptions To The Non-Natural Owner Rule

Generally, Contracts held by a non-natural owner are not treated as annuity contracts for Federal income tax purposes, unless one of several exceptions applies. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the Contract for the benefit of a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for employees. Other exceptions to the non-natural owner rule are:

(1) Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  certain qualified Contracts;

(3) Contracts purchased by employers upon the termination of certain qualified plans;

(4) certain Contracts used in connection with structured settlement agreements, and

(5) Contracts purchased with a single premium when the annuity starting date is no later than a year from date of purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS Required Distribution At Death Rules

To  qualify  as  an  annuity  contract  for  Federal  income  tax  purposes,   a
nonqualified Contract must provide:

(1) if any owner dies on or after the annuity start date, but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death;

(2) if any owner dies prior to the annuity start date, the entire interest in the Contract must be distributed within five years after the date of the owner's death.

         The five year requirement is satisfied if:

(1) any portion of the owner's interest which is payable to a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary), and

(2)  the distributions begin within one year of the owner's death.

If the owner's designated beneficiary is a surviving spouse, the Contract may be continued with the surviving spouse as the new owner. If the owner of the Contract is a non-natural person, the annuitant is treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a Contract owned by a non-natural person is treated as the death of the owner.


Qualified Plans

This Contract may be used with several types of Qualified Plans. The tax rules applicable to participants in Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan. Qualified Plan participants, and owners, annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the Qualified Plan regardless of the terms of the Contract.

Types Of Qualified Plans

IRAs: Section 408 of the Code permits eligible individuals to contribute to an individual retirement plan known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a Death Benefit that equals the greater of the premiums paid or the Contract value. The Contract provides a Death Benefit that in certain situations, may exceed the greater of the payments or the contract value. If the IRS treats the Death Benefit as violating the prohibition on investment in life insurance contracts, the Contract would not qualify as an IRA.

Roth IRAs: Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement plan known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed. In certain instances, distributions from Roth IRAs are excluded from gross income. Subject to certain limits, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is included in gross income, but is exempt from the 10% penalty tax on premature distributions.

Simplified Employee Pension Plans: Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the contract in connection with such plans should seek competent advice.

Savings Incentive Match Plans For Employees (SIMPLE Plans): Sections 408(p) and 401(k) of the Tax Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets, or as a
Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

Tax Sheltered Annuities: Section 403(b) of the Tax Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase Contracts for them. Subject to certain limitations, a Section 403(b) plan allows an employer to exclude the purchase payments from the employees' gross income. A Contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after:

o        the date the employee attains age 59 1/2,
o        separates from service,
o        dies,
o        becomes disabled, or
o on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship).

These limitations do not apply to withdrawals where Allstate is directed to transfer some or all of the Contract Value to another 403(b) plan.

Corporate And Self-Employed Pension And Profit Sharing Plans: Sections 401(a) and 403(a) of the Tax Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Tax Code permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of Contracts to provide benefits under the plans.

State And Local  Government And Tax-Exempt  Organization  Deferred  Compensation
Plans: Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current income taxes. The employees must be participants in an eligible deferred compensation plan. Employees with Contracts under the plan are considered general creditors of the employer. The employer, as owner of the Contract, has the sole right to the proceeds of the Contract. Generally, under the non-natural owner rules, Contracts are not treated as annuity contracts for Federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan. However, all compensation deferred under a 457 plan must remain the sole property of the employer. As property of the employer, the assets of the plan are subject only to the claims of the employer's general creditors, until such time as the assets become available to the employee or a beneficiary.

                          Separate Account Performance

Performance data for the various Subaccounts are computed in the manner described below.

Money Market Subaccount

The current yield is the annual yield on the XXXXX Money Market Subaccount assuming no reinvestment of dividends and excluding all realized or unrealized capital gains. We compute current yield by first determining the base period return on a hypothetical Contract having a balance of one accumulation unit at the beginning of a 7 day period using the formula:

Base Period Return = (EV-SV)/(SV)

    where:

 SV = value of one accumulation unit at the start of a 7 day period EV = value of one accumulation unit at the end of the 7 day period

We determine  the value of the  accumulation  unit at the end of the period (EV)
by:

(1)  adding,  to the value of the Unit at the beginning of the period (SV),  the
     investment   income  from  the  underlying  XXXXX  Money  Market  Portfolio attributed to the Unit over the period; and

(2)  subtracting, from the result, the sum of:

     (a)  the   portion  of  the  annual   Mortality   and   Expense   Risk  and
          Administrative Expense Charges allocable to the 7 day period (obtained by multiplying the annually-based charges by the fraction 7/365); and

     (b) a prorated portion of the annual contract maintenance charge of $35 per Contract. The contract maintenance charge is allocated among the Subaccounts in proportion to the total Contract Values similarly allocated. The charge is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical Contract bears to the value of an account of average size for Contracts funded by the XXXXX Money Market Subaccount. The Charge is then multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) X (365/7)

The XXXXX Money Market Subaccount also quotes an "effective yield". Effective yield differs from current yield in that effective yield takes into account the effect of dividend reinvestment. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for the reinvestment of dividends in the XXXXX Money Market Portfolio by compounding the current yield according to the formula:

       Effective Yield = [(Base Period Return + 1)to the power of 365/7 - 1].

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not. The yield quotations also do not reflect any impact of premium tax charges, transfer fees, or Withdrawal Charges.

The yields quoted do not represent the yield of the XXXXX Money Market Subaccount in the future, because the yield is not fixed. Actual yields will differ depending on the type, quality and maturities of the investments held by the XXXXX Money Market Portfolio and changes in interest rates on those investments. In addition, your yield also will be affected by factors specific to your Contract. For example, if your account is smaller than average, your yield will be lower, because the fixed dollar expense charges will affect the yield on small accounts more than they will affect the yield on larger accounts.

Yield information may be useful in reviewing the performance of the XXXXX Money Market Subaccount and for providing a basis for comparison with other investment alternatives. However, the XXXXX Money Market Subaccount's yield may vary on a daily basis, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

The XXXXX Money Market Portfolio's yield for the seven-day period ended December 31, 1998 was ___% and the effective yield for the same seven day period was ____%.

Other Subaccounts

We compute the performance of the other Subaccounts in terms of an annualized "yield" and/or as "total return".

Yield

Yield will be expressed as an annualized percentage based on the Subaccount's performance over a stated 30-day (or one month) period. The annualized yield figures will reflect all recurring Contract charges and will not reflect withdrawal charges, transfer fees or premium tax charges. To arrive at the yield percentage over the 30-day (or one month) period, the net income per accumulation unit of the subaccount during the period is divided by the value of an accumulation unit as of the end of the period. The yield figure is then annualized by assuming monthly compounding of the 30-day (or one month) figure over a six-month period and then doubling the result.

               The formula used in computing the yield figure is:

                Yield = 2 X ( ((a-b) + 1)to the power of 6 - 1)
                                                    cd
    where:

a = net investment income earned during the period by the underlying portfolio attributable to its shares held in the subaccount;

b    = expenses accrued for the period (net of reimbursements);

c    = average daily number of accumulation units outstanding during the period;
     and

d = the net asset value of an accumulation unit on the last day of the period.

These yield figures reflect all recurring Contract charges, as described in the explanation of the yield computation for the XXXXX Money Market Subaccount. Like the XXXXX Money Market Subaccount's yield figures, the yield figures for the other subaccounts are based on past performance and should not be taken as predictive of future results.

Standardized Total Return

Standardized total return for a subaccount represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a Contract funded by that subaccount made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The standardized total rate of return (T) is computed so that it satisfies the following formula:

                         P(1+T)to the power of n = ERV

    where:
  P = a hypothetical initial payment of $1,000
  T = average annual total return
  n = number of years

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten year period as of the end of the period (or fractional portion thereof).

The standardized total return figures reflect the effect of both non-recurring and recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the XXXXX Money Market Subaccount, described above. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. The effect of the contract maintenance charge on your account usually will differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes. Accordingly, your total return on an investment in the Subaccount over the same time periods usually would have differed from those produced by the computation. As with the XXXXX Money Market and other Subaccount yield figures, standardized total return figures are based on historical data and are not intended to be a projection of future performance.

Non-Standardized Total Return

Non-standardized total return for a Subaccount represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a Contract funded by that Subaccount made at the beginning of the period, will produce the same Contract Value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                         P(1+T)to the power of n = ERV

    where:

  P = a hypothetical  initial payment of $30,000
  T = average annual total return
  n = number of years

ERV = ending redeemable value of a hypothetical $30,000 payment made at the beginning of the one, five, or ten year period as of the end of the period (or fractional portion thereof).

Our non-standardized total return differs standardized total return in that in calculating non-standardized total return, we assumed an initial hypothetical investment of $30,000. We chose $30,000, because it is closer to the average Purchase Payment of a Contract that we expect to write. For standardized total return, we used an initial hypothetical investment of $1,000, as required by SEC regulations. The non-standardized total return figures reflect the effect of recurring charges, as discussed herein. Because the impact of the contract maintenance charge on your account will usually differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes, your total return on an investment in the Subaccount over the same time periods usually would have differed from those produced by the computation. As with the standardized total return figures, non-standardized total return figures are based on historical data and are not intended to be a projection of future performance.

Time Periods Before The Date The Separate Account Commenced Operations

The Separate Account may also disclose yield and non-standardized total return for time periods before the Separate Account commenced operations. This performance data is based on the actual performance of the Portfolios since their inception, adjusted to reflect the effect of the recurring Contract charges at the rates currently charged against the Subaccounts.

                        Tables Of Total Return Quotations

The following tables include average annual non-standardized total return for various periods as of December 31, 1998.

Non-Standardized Adjusted Historic Portfolio Total Return As Of
December 31, 1998
                        Assuming Contract Not Surrendered

                          Average Annual Total Return3
----------------------- ---------------- ---------------- --------------- ----------------- ----------------
Portfolio               Inception Date2  1 Year (%)       5 Year (%)      10 Year (%)       Since
                                                                                            Inception (%)
----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------

----------------------- ---------------- ---------------- --------------- ----------------- ----------------


1 An investment in Money Market is neither insured nor guaranteed by the U.S. Government and there can be no assurance that Money Market will maintain a stable $1.00 share price. The Money Market Fund does not advertise total return.

2  The  separate  account  was  established  on  approximately   ______,   1999.
Nonstandardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.

3 Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures:

(1) represent past performance and neither guarantee nor predict future investment results;

(2) assume an initial hypothetical investment of $30,000, since this is closer to the average purchase payment of a contract expected to be written, rather than the $1,000 required by the SEC for the standardized returns shown in the table on pages ____; and

(3) reflect the deduction of 1.25% annual asset charges and a $35 annual contract maintenance charge, but do not reflect the applicable contingent deferred sales charge. The impact of the contract maintenance charge on investment returns will vary depending on the size of the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

4 Total returns reflect that the investment adviser waived all or part of its fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

Non-Standardized Adjusted Historic Portfolio Total Return As Of December 31, 1998 Assuming Contract Is Surrendered

                             Cumulative Total Return
----------------------- ------------- ------------------- -------------------------------------------------
                                                          Calendar Year Return3
----------------------- ------------- ------------------- -------------------------------------------------
Portfolio               Inception     Since Inception     1996 (%)        1997 (%)          1998 (%)
                        Date2         (%)3
----------------------- ------------- ------------------- --------------- ----------------- ---------------

----------------------- ------------- ------------------- --------------- ----------------- ---------------

----------------------- ------------- ------------------- --------------- ----------------- ---------------

----------------------- ------------- ------------------- --------------- ----------------- ---------------

----------------------- ------------- ------------------- --------------- ----------------- ---------------

----------------------- ------------- ------------------- --------------- ----------------- ---------------


1 An investment in Money Market is neither insured nor guaranteed by the U.S. Government and there can be no assurance that Money Market will maintain a stable $1.00 share price. The Money Market Fund does not advertise total return.

2  The  separate  account  was  established  on  approximately   ______,   1999.
Nonstandardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.

3 Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures:

(1) represent past performance and neither guarantee nor predict future investment results;

(2) assume an initial hypothetical investment of $30,000, since this is closer to the average purchase payment of a contract expected to be written, rather than the $1,000 required by the SEC for the standardized returns shown in the table on pages ___ and ___; and

(3) reflect the deduction of 1.25% annual asset charges and a $35 annual contract maintenance charge, but do not reflect the applicable contingent deferred sales charge. The impact of the contract maintenance charge on investment returns will vary depending on the size of the Contract. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

4 Total returns reflect that the investment adviser waived all or part of its fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.


Experts

The financial statements of Allstate Financial Advisors Separate Account I are not available since as of December 31, 1998, the separate account had not commenced operations.

Financial Statements

The financial statements of Allstate, which are included in this SAI, should be considered only as bearing on the ability of Allstate to meet its obligation under the Contract. They should not be considered as bearing on the investment performance of the assets held in the variable account.



--------

                                     Part C

                                Other Information

24A. Financial Statements

Allstate Life Insurance Company Financial Statements and Financial Schedule (to be filed by amendment).

24B. Exhibits

The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I 2/

(2)  Not Applicable

(3)  Underwriting Agreement 3/

(4)  Form of Contract and Certificate Amendments 2/

(5)  Form of Application for a Contract2/

(6)(a) Articles of Incorporation of Allstate Life Insurance Company 1/

   (b) By-laws of Allstate Life Insurance Company 1/

(7)  Not applicable

(8)  Participation Agreement 3/

(9) Opinion of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company 3/

(10)(a) Consent of Accountants 3/

    (b) Consent of Attorneys 3/

(11) Not applicable

(12) Not applicable

(13) Performance Data Calculations 3/

(14) Not applicable

(15) Powers of Attorney

1/ Incorporated herein by reference to Depositor's Form N-4 Registration Statement filed with the SEC via EDGARLINK on February 9, 1999 (File No. 333-72017, 811-09227).
2/ Filed herewith.
3/ To be filed by pre-effective amendment.

25.    Directors And Officers Of The Depositor

Name And Principal                          Position And Office With
Business Address                            Depositor Of The Account

Louis G. Lower, II                          Chairman of the Board of Directors
                                                 and Chief Executive Officer
Thomas J. Wilson, II                        Director and President
Michael J. Velotta                          Director, Vice President, Secretary
                                                 and General Counsel
Marla G. Friedman                           Director and Vice President
Robert W. Gary                              Director
Peter H. Heckman                            Director and Vice President
Phillip E. Lawson                           Director
Edward M. Liddy                             Director
John C. Lounds                              Director and Vice President
Robert W. Pike                              Director
Timothy H. Plohg                            Director and Vice President
Kevin R. Slawin                             Director and Vice President
Casey J. Sylla                              Director and Chief Investment Officer
Charles F. Thalheimer                       Director and Vice President
B. Eugene Wraith                            Director and Assistant Vice President
Karen C. Gardner                            Vice President
Thomas A. McAvity, Jr.                      Vice President
Mary J. McGinn                              Vice President and Assistant Secretary
James P. Zils                               Treasurer
Keith A. Hauschildt                         Assistant Vice President and Controller
C. Nelson Strom                             Assistant Vice President and
                                              Corporate Actuary
Patricia W. Wilson                          Assistant  Vice  President,
                                              Assistant Secretary
                                                and Assistant Treasurer
Richard L. Baker                            Assistant Vice President
D. Steven Boger                             Assistant Vice President
Sarah R. Donahue                            Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
John R. Hunter                              Assistant Vice President
Kimberly A. Johnson                         Assistant Vice President
Ronald Johnson                              Assistant Vice President
Robert Park                                 Assistant Vice President
Barry S. Paul                               Assistant Vice President
Robert E. Rich                              Assistant Vice President
Robert N. Roeters                           Assistant Vice President
Leonard G. Sherman                          Assistant Vice President
Linda L. Shumilas                           Assistant Vice President
Robert E. Transon                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
G. Craig Whitehead                          Assistant Vice President
Laura R. Zimmerman                          Assistant Vice President
Joanne M. Derrig                            Assistant Secretary and Chief
                                                 Compliance Officer
Emma M. Kalaidjian                          Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Brenda D. Sneed                             Assistant Secretary and Assistant
                                                 General Counsel
Nancy M. Bufalino                           Assistant Treasurer


The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  Persons Controlled By Or Under Common Control With Depositor Or Registrant

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation ,File #1-11840 (March 26, 1999).

27.  Number Of Contract Owners

Registrant intends to begin operations shortly after the effective date of this Registration Statement. As of the date hereof there are no contract owners.

28.  Indemnification

The by-laws of Allstate Life Insurance Company (Depositor) provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgements, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29A.  Relationship Of Principal Underwriter To Other Investment Companies

To be filed by amendment.


29B.  Principal Underwriter

Name and Principal Business                       Positions and Offices
Address of Each Such Person                       with Underwriter

To be filed by amendment.

29C.    Compensation Of Principal Underwriter

To be filed by amendment.

30.  Location Of Accounts And Records

The Depositor, Allstate Life Insurance Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Distributor, _______________, is located at _______________________________.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  Management Services

None.

32.  Undertakings

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  Representations Pursuant To Section 403(B) Of The Internal Revenue Code

The Company represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

34.  Representation Regarding Contract Expenses

Allstate Life Insurance Company ("Allstate Life") represents that the fees and charges deducted under the Contracts described in the prospectus included in this Registration Statement (as amended or supplemented), in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life.

                                   Signatures

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant, Allstate Financial Advisors Separate Account I, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 3rd day of May , 1999.

                           Allstate Financial Advisors
                               Separate Account I
                                  (Registrant)

                       By: Allstate Life Insurance Company
                                   (Depositor)
(SEAL)

Attest: /s/Brenda D. Sneed              By: /s/Michael J. Velotta
        ------------------                  ---------------------
        Brenda D. Sneed                      Michael J. Velotta
        Assistant Secretary and              Vice  President,  Secretary and
         Assistant General Counsel            General Counsel

As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 3rd day of May, 1999.

*/LOUIS G. LOWER, II               Chairman of the Board and Director
____________________               (Principal Executive Officer)
Louis G. Lower, II

/s/MICHAEL J. VELOTTA              Vice President, Secretary, General
____________________                   Counsel and Director
Michael J. Velotta

*/THOMAS J. WILSON, II             President and Director
____________________               (Principal Operating Officer)
Thomas J. Wilson, II

*/KEVIN R. SLAWIN                  Vice President and Director
____________________               (Principal Financial Officer)
Kevin R. Slawin

*/CASEY J. SYLLA                   Chief Investment Officer and Director
--------------------
Casey J. Sylla

*/KEITH A. HAUSCHILDT              Assistant Vice President and Controller
____________________               (Principal Accounting Officer)
Keith A. Hauschildt


*/MARLA G. FRIEDMAN                Vice President and Director
--------------------
Marla G. Friedman

*/PETER H. HECKMAN                 Vice President and Director
--------------------
Peter H. Heckman

*/JOHN C. LOUNDS                   Vice President and Director
--------------------
John C. Lounds

*/TIMOTHY H. PLOHG                 Vice President and Director
--------------------
Timothy H. Plohg

*/ By Michael J. Velotta, pursuant to Powers of Attorney filed herewith.

Exhibit Index

(1) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I

(4)  Form of Contract and Certificate Amendments

(15) Powers of Attorney